FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL AMÉRICAS S.A.

Santa Rosa 76

Santiago, Chile

EXTRAORDINARY SHAREHOLDERS’ MEETING

To be held on December 18, 2020

To the Holders of American Depositary Shares of Enel Américas S.A. (“ADS Holders”):

An Extraordinary Shareholders’ Meeting, including any adjournments or postponements thereof (the “Meeting”), of Enel Américas S.A., a publicly held stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile (the “Company” or “Enel Américas”), will be held on December 18, 2020, at 10:00 A.M., local time, at the Company’s headquarters, located at Santa Rosa 76, Santiago, Chile. Attendance and voting at the Meeting virtually through electronic systems will also be made available to shareholders. The purpose of the Meeting is to address the matters set forth in the accompanying Notice of Meeting.

The agenda items do not prevent the Meeting from exercising its full capacity to adopt, reject, or modify any of the foregoing or agree to something different as long as it relates to the matters included in the agenda.

ADS Holders may obtain a copy of relevant documentation that explains and supports the matters to be voted on at the Meeting on the Company’s website: www.enelamericas.com.

At the instruction of the Company, Citibank N.A., as depositary (the “Depositary”), has fixed the close of business on November 13, 2020, as the record date for determination of ADS Holders entitled to notice of and to instruct the Depositary how to vote at the Meeting. Accordingly, only ADS Holders of the American Depositary Shares (“ADSs”) representing shares of Enel Américas common stock of record at the close of business on that date will be entitled to notice of and to instruct the Depositary how to vote at the Meeting.

The deadline for returning your Voting Instructions to the Depositary is 10:00 A.M. E.S.T. on December 16, 2020.

Your vote is important. Please sign, date and return your Voting Instructions as soon as possible to make sure that your shares are represented at the Meeting.

November 18, 2020

INFORMATION FOR EXTRAORDINARY SHAREHOLDERS’ MEETING

TO BE HELD ON DECEMBER 18, 2020

(this “Information Statement”)

This Information Statement and the accompanying Notice and Voting Instructions are furnished in connection with the solicitation by the Board of Directors of Enel Américas S.A. (the “Company” or “Enel Américas”) of instructions for the voting of shares of common stock underlying American Depositary Shares (“ADSs”) of the Company at the Extraordinary Shareholders’ Meeting (the “Meeting”) to be held on December 18, 2020, at 10:00 A.M., local time, at the Company’s headquarters, located at Santa Rosa 76, Santiago, Chile, and virtually through electronic systems made available to shareholders, and at any adjournment or postponement thereof.

This Information Statement and the accompanying Notice and Voting Instructions are first being mailed or delivered to holders of ADSs (“ADS Holders”) on or about November 18, 2020.

No Offer or Solicitation

THIS STATEMENT AND SOLICITATION OF VOTING INSTRUCTIONS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY SALE OF THE SECURITIES DESCRIBED HEREIN, IN ANY JURISDICTION, INCLUDING THE UNITED STATES, IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION. No offering of securities shall be made except PURSUANT TO THE REGISTRATION REQUIREMENTS OF the U.S. Securities Act of 1933, as amended, OR an applicable exemption therefrom.

SOLICITATION OF VOTING INSTRUCTIONS

Voting Instructions that are properly completed, signed and received by Citibank, N.A., as depositary (the “Depositary”), prior to 10:00 A.M. E.S.T. on December 16, 2020 (the “Voting Instructions Deadline”), will be voted in accordance with the instructions of the persons executing the same. The Board encourages you to instruct the Depositary as more fully described in the Voting Instructions. Your voting instructions may be revoked at any time before they are exercised by submitting to the Depositary written notice of revocation, submitting properly executed Voting Instructions dated as of a later date, or by withdrawing the shares underlying the ADSs and attending the Meeting and voting in person or virtually through electronic systems made available to shareholders.

If the Voting Instructions are properly executed and returned, but no specific directions are made, the Depositary will vote the shares or other securities represented by the ADSs in favor of all of the items proposed by the Board of Directors for approval by shareholders.

If no voting instructions are received by the Depositary from an ADS Holder on or before the Voting Instructions Deadline, such ADS Holder shall be deemed, and the Depositary shall deem such ADS Holder, to have instructed the Depositary to give a discretionary proxy with full power of substitution, to the Chairman of the Board of the Company or to a person designated by him, to vote the shares underlying the ADSs on any matters at the Meeting, and the Depositary will give such a discretionary proxy, except that no such instruction shall be deemed and no such discretionary proxy shall be given with respect to any matter as to which (i) the Chairman of the Board directs the Depositary that he does not wish such proxy to be given, (ii) substantial opposition exists by the ADS Holders or (iii) such matter materially and adversely affects the rights of ADS Holders. Notwithstanding the foregoing, because Enel S.p.A. holds 65% of the Company’s outstanding shares, under the Company’s bylaws, the Company would not be able to exercise the discretionary proxy, if given, due to the restrictions set forth in the bylaws of the company pursuant to Title XII of Decree Law No. 3,500 of 1980 (“DL 3,500”) (the Chilean law that regulates pension fund investments). Accordingly, the Chairman of the Board will direct the Depositary that he does not wish such discretionary proxy to be given.

Note that under Chilean law, shareholders at the Meeting may adopt or reject certain of the matters described in this Information Statement or on the ADS voting instruction card or, if proposed by the chair presiding at the Meeting, agree to something different as long as the matter is included in the agenda for the Meeting. Any ADS Holder who wishes to exercise share voting rights (as opposed to ADS voting rights) at the Meeting must cancel such holder’s Enel Américas ADSs, pay the corresponding cancellation fees pursuant to the terms of the Deposit Agreement, and take receipt of the underlying shares of common stock in order to become a registered shareholder of Enel Américas not later than midnight (the end of the day) on December 12, 2020 (the fifth Chilean business day prior to the Meeting) and either attend the Meeting in person or virtually through electronic systems made available to shareholders or grant a Chilean power of attorney to an attorney-in-fact who must attend the Meeting in person or virtually through electronic systems made available to shareholders and vote such holder’s shares on such holder’s behalf.

At the instruction of the Company, the Depositary has fixed the close of business on November 13, 2020, as the record date for determination of ADS Holders entitled to notice of and to instruct the Depositary how to vote at the Meeting (the “ADS Record Date”). Accordingly, only ADS Holders of record, at the close of business on the ADS Record Date, of our ADSs representing shares of common stock will be entitled to notice of, and to instruct the Depositary how to vote at, the Meeting.

As of the ADS Record Date for the Meeting, 76,086,311,036 shares of common stock of Enel Américas were outstanding and entitled to vote at the Meeting. Each share of common stock is entitled to one vote. As of November 11, 2020, the most recent date for which information is reasonably available, there were 2,485,532,028 shares of common stock represented by ADSs. Each ADS represents 50 shares of common stock of the Company.

As of November 11, 2020: (i) Enel S.p.A., a company organized under the laws of Italy, beneficially owned 65.0% of the common stock of the Company (including in the form of ADSs); (ii) Chilean private pension funds (Administradoras de Fondos de Pensiones or “AFPs”), in the aggregate, owned 13.8% of the Company’s common stock; (iii) Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively owned 16.7% of the Company’s common stock; (iv) ADS Holders (other than Enel S.p.A.) through the Depositary’s nominee beneficially owned 3.3% of the Company’s common stock (in the form of ADSs); and (v) the remaining 1.2% of the Company’s common stock was owned by 23,073 minority shareholders.

Items 1, 2 and part (ii) of Item 3 of the matters presented by the Board of Directors for the consideration and vote of shareholders at the Meeting (which items include proposals to approve the Chilean Merger under Chilean corporate law, to approve the Chilean Merger as a related party transaction under Chilean law and to approve the proposed amendments of the bylaws of Enel Américas, other than as set out in part (i) of Item 3) require the affirmative vote of at least two-thirds of the outstanding common stock of the Company.  Approval of part (i) of Item 3 (relating to the removal of limitations and restrictions set forth under Title XII of DL 3,500, including, among other things, the 65% share ownership limitation by any single shareholder) requires the affirmative vote of at least 75% of the outstanding stock of the Company. Approval of Item 4 presented by the Board of Directors for the consideration and vote of shareholders at the Meeting requires the affirmative vote of at least a majority of the voting shares of the Company present or represented by proxy at the meeting. Item 5 will be presented by the Board of Directors of the Company to the shareholders of the Company for informational purposes only. See “The Meeting—Votes Required.”

In order to constitute a quorum, shares of stock representing a majority of the aggregate voting power of such shares must be present in person or virtually through electronic systems made available to shareholders or represented by proxy at the Meeting.

If you have any questions regarding the matters to be voted on at the Meeting after reading this Information Statement, please contact the Investor Relations team for the Company, at +56 2 2353-4400, e-mail ir.enelamericas@enel.com (Institutional Shareholders) or +56 2 2393-9003, e-mail atencionaccionistas@dcv.cl (Other Shareholders) or the Information Agent, Georgeson S.A., at 1-866-431-2108.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual, quarterly and current reports and other information with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s SEC filings are available to the public from the SEC’s web site at www.sec.gov. Information about the Company, including its SEC filings, is also available on the Company’s website at www.enelamericas.com. Except as otherwise specifically provided, information contained on and linked from the Company’s website is not incorporated by reference into this Information Statement.

The Company is “incorporating by reference” in this Information Statement specified documents that it files with the SEC, which means:

•	incorporated documents are considered part of this Information Statement;

•	the Company is disclosing important information to you by referring you to those documents; and

•	information contained in documents that the Company files in the future with the SEC automatically will update and supersede earlier information contained in or incorporated by reference into this Information Statement (any information so updated or superseded will not constitute a part of this Information Statement, except as so updated or superseded).

The Company incorporates by reference in this Information Statement the documents listed below and any future Annual Reports on Form 20-F and Reports on Form 6-K (to the extent designated in the Form 6-K as being filed and incorporated by reference into this Information Statement) of the Company that is filed with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this Information Statement:

•	The Annual Report on Form 20-F for the year ended December 31, 2019 of Enel Américas (the “2019 Form 20-F”);

•	Enel Américas’ Report on Form 6-K filed with the SEC on September 23, 2020 (the “September 23, 2020 Form 6-K”);

•	Enel Américas’ Report on Form 6-K filed with the SEC on October 29, 2020 (the “October 29, 2020 Form 6-K”);

•	Enel Américas’ Report on Form 6-K filed with the SEC on November 10, 2020 (the “November 10, 2020 Form 6-K”); and

•	Enel Américas’ Report on Form 6-K filed with the SEC on November 13, 2020 (the “November 13, 2020 Form 6-K”).

Except as otherwise provided above, the Company is not incorporating any document or information furnished and not filed in accordance with SEC rules. Upon written or oral request, the Company will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless the exhibits are expressly incorporated by reference into the documents). You may submit such a request for this material to Enel Américas S.A., Santa Rosa 76, 15th Floor, Santiago, Chile, Attention: Investor Relations, +56 2 2353-4400, ir.enelamericas@enel.com (Institutional Shareholders) or +56 2 2393-9003, atencionaccionistas@dcv.cl (Other Shareholders).

In accordance with Chilean laws and regulations, documents, reports and other information relating to the Chilean Merger have been made publicly available on the websites of Enel Américas S.A. (www.enelamericas.com) and EGP Américas SpA (www.enelgreenpower.com/es/paises/egp-americas).

SUMMARY

The Companies

Enel Américas S.A.

Santa Rosa 76

Santiago, Chile

Telephone: +56 2 2353-4400

www.enelamericas.com

Enel Américas S.A. (“Enel Américas”) is a publicly held stock corporation (sociedad anónima abierta) organized on June 19, 1981, under the laws of the Republic of Chile. During 2016, we completed a corporate reorganization to separate our Chilean businesses from our non-Chilean businesses. As part of this process, the former Enersis S.A. changed its name to Enersis Américas S.A. on March 1, 2016, and subsequently to Enel Américas S.A. on December 1, 2016. Enel Américas currently owns and operates the electricity generation, transmission and distribution businesses in Argentina, Brazil, Colombia, and Peru formerly owned by Enersis S.A. and Empresa Nacional de Electricidad S.A. Enel Américas is a subsidiary of Enel S.p.A. (“Enel”), which currently holds beneficial ownership of 65% of Enel Américas.

Enel Américas is an electricity utility company engaged, through subsidiaries and affiliates, in the electricity generation, transmission and distribution businesses in Argentina, Brazil, Colombia, and Peru. As of December 31, 2019, Enel Américas had 11,267 MW of net installed generation capacity and 24.7 million distribution customers. Enel Américas’ net installed generation capacity comprises 112 generation units in the four countries in which we operate, of which 55.0% consists of hydroelectric power plants.

For additional information regarding Enel Américas, see the documents listed under “Where You Can Find More Information,” including the 2019 Form 20-F and the Forms 6-K which are incorporated by reference into this Information Statement.

Enel Rinnovabili Srl

Santa Rosa 76

Santiago, Chile

Telephone: +56 2 2353-4400

Enel Rinnovabili Srl (“Enel Rinnovabili”) is a limited liability company (società a responsabilità limitata) organized under the laws of Italy and is wholly owned by Enel, the parent company of the Enel group. As a result of the Spin-Off (as defined below), Enel Rinnovabili will hold the renewable energy assets of Enel Green Power S.p.A. (“EGP”) located in Central and South America (except Chile) primarily through its wholly owned subsidiaries (“EGP Central and South America”).

EGP Américas SpA

Santa Rosa 76

Santiago, Chile

Telephone: +56 2 2353-4400

www.enelgreenpower.com/es/paises/egp-americas

EGP Américas SpA (“EGP Américas”) is a company limited by shares (sociedad por acciones) organized under the laws of Chile, and is wholly owned by Enel, the parent company of the Enel group. As a result of the Cross-Border Merger (as defined below), EGP Américas will hold EGP Central and South America.

The Transaction

Enel Américas is proposing to conduct a transaction, which involves the following (collectively, the “Transaction”):

•	The merger of EGP Américas with and into Enel Américas (the “Chilean Merger”), subject to the condition that the effectiveness of the following has occurred:

o	the separation of the non-conventional renewable energy generation businesses of EGP in Argentina, Brazil, Colombia, Costa Rica, Guatemala, Panama, and Peru through the transfer of the assets used in such businesses under Italian law to a newly created entity, Enel Rinnovabili, and the subsequent distribution of the shares of Enel Rinnovabili to Enel S.p.A., EGP’s sole shareholder (the “Spin-Off”); and

o	the merger of Enel Rinnovabili with and into EGP Américas (the “Cross-Border Merger”).

•	The Spin-Off and the Cross-Border Merger are preparatory transactions that are conditions precedent to the Chilean Merger and are part of an internal reorganization by Enel and EGP, to which Enel Américas is not a party.

The Transaction seeks to consolidate Enel’s conventional and non-conventional renewable energy businesses in Argentina, Brazil, Colombia, Costa Rica, Guatemala, Panama, and Peru under one company, as shown below.

Under Chilean law, the Chilean Merger has been deemed a related party transaction, subject to the statutory requirements and protections of the Chilean Corporations Act.

Following the consummation of the Chilean Merger, Enel will increase its ownership interest and remain a majority owner of Enel Américas. See “Item 2 – Approval of the Chilean Merger as a Related Party Transaction” for additional information.

Summary Historical Financial Information

Enel Américas

The following summary historical consolidated financial information as of December 31, 2019, and for the year ended December 31, 2019, was derived from the audited consolidated financial statements of Enel Américas included in the 2019 Form 20-F, which is incorporated by reference into this Information Statement. The summary historical consolidated financial information as of September 30, 2020, and for the nine months ended September 30, 2020, have been derived from the unaudited consolidated interim financial statements of Enel Américas included in the November 10, 2020 Form 6-K, which is incorporated by reference into this Information Statement.

The following table sets forth Enel Américas’ summary historical consolidated financial data for the periods indicated:

	As of and for the nine months ended September 30, 2020	As of and for the year ended December 31, 2019
	(US$ millions, except share and per share amounts)	(US$ millions, except share and per share amounts)
Summary Consolidated Statement of Comprehensive Income Information:
Revenues and other operating income	8,521	14,314
Operating costs(1)	(7,137)	(11,545)
Operating income	1,384	2,769
Financial results(2)	(285)	(378)
Other non-operating income	4	14
Share of profit (loss) of associates and joint ventures accounted for using the equity method	3	1
Profit (loss) before income taxes	1,106	2,406
Income tax expenses	(357)	(236)
Profit (loss)	749	2,170
Profit (loss) attributable to owners of the parent	487	1,614
Profit (loss) attributable to non-controlling interests	262	556
Total basic and diluted earnings per average number of shares (US$ per share)	0.00640	0.02465
Total basic and diluted earnings per average number of ADSs (US$ per ADS)	0.31978	1.23249
Cash dividends per share (US$ per share)	0.01061	0.00837
Cash dividends per ADS (US$ per ADS)	0.35000	0.41842
Weighted average number of shares of common stock (millions)	76,086	65,481

Summary Consolidated Statement of Financial Position Information:
Total Assets	24,636	29,776
Total non-current liabilities	8,368	10,794
Total current liabilities	6,588	6,736
Equity attributable to shareholders of Enel Américas	7,693	9,666
Total equity	9,680	12,246

(1)	Operating costs represent raw materials and supplies used, other work performed by the entity and capitalized, employee benefits expenses, depreciation and amortization expenses, impairment losses recognized in the period’s profit or loss, and other expenses.

(2)	Financial results represent (+) financial income, (-) financial expenses, (+/-) foreign currency exchange differences, and net gains/losses from indexed assets and liabilities.

EGP Central and South America

The following summary historical combined consolidated financial information as of September 30, 2020, and December 31, 2019, and for the nine months ended September 30, 2020, and the year ended December 31, 2019, was derived from the carve-out financial statements of EGP Central and South America included in the November 10, 2020 Form 6-K, which is incorporated by reference into this Information Statement.

The following table sets forth EGP Central and South America’s summary historical combined consolidated financial information for the periods indicated:

	As of and for the nine months ended September 30, 2020(1)		As of and for the year ended December 31,
	2020	2020	2019
	(US$ millions)	(Euro millions)	(Euro millions)
Summary Combined Consolidated Statement of Comprehensive Income Information
Revenues and other operating income	426	379	579
Operating costs	(296)	(263)	(321)
Operating income	130	116	258
Financial results(2)	(111)	(99)	(155)
Profit (loss) before income taxes	19	17	103
Income tax expense	(25)	(22)	(43)
Profit (loss)	(6)	(5)	60
Profit (loss) attributable to the parent Company	(30)	(27)	27
Net income attributable to non-controlling interests	24	22	33

Summary Combined Consolidated Statement of Financial Position Information:
Total Assets	7,005	5,983	5,597
Total non-current liabilities	1,123	959	1,113
Total current liabilities	620	530	984
Total equity	5,261	4,494	3,500

(1)	Solely for the convenience of the reader, the euro amounts have been converted into U.S. dollars (i) for the Summary Combined Consolidated Statement of Comprehensive Income Information at the exchange rate of 0.88914 euros per US$1.00 (the average rate during the period) and (ii) for the Summary Combined Consolidated Statement of Financial Position Information at the exchange rate of 0.85415 euros per US$1.00 (the rate as of September 30, 2020).

(2)	Financial results represent (+) financial income from derivatives, (+) other financial income, (-) financial expense from derivatives, (-) Other financial expense.

EGP Américas SpA

The following historical consolidated financial information as of September 30, 2020, was derived from the financial statements of EGP Américas included in the November 10, 2020 Form 6-K, which is incorporated by reference into this Information Statement.

Because EGP Américas was only organized on September 10, 2020, and conducted no business as of September 30, 2020, only statement of financial position information is provided.

As of September 30, 2020
(ThUS$)
Summary Statement of Financial Position Information:
Cash	1
Total Equity	1

Summary Pro Forma Combined Consolidated Financial Information

The following summary pro forma consolidated financial information gives effect to the Chilean Merger. It should be read in conjunction with the Unaudited Pro Forma Combined Consolidated Financial Information and related notes made available on Enel Américas’ website at www.enelamericas.com and included in the November 10, 2020 Form 6-K. For accounting purposes, the Chilean Merger will be accounted for as a combination of entities under common control. The historical financial information set forth below has been derived from, and is qualified by reference to, the consolidated financial statements of Enel Américas, EGP Central and South America and EGP Américas, and should be read in conjunction with those financial statements and notes thereto incorporated herein by reference. The Unaudited Pro Forma Combined Consolidated Statements of Comprehensive Income for the nine months ended September 30, 2020, and the year ended December 31, 2019, give effect to the Chilean Merger as if it had been consummated on January 1, 2019. The Unaudited Pro Forma Combined Consolidated Statement of Financial Position as of September 30, 2020, gives effect to the Chilean Merger as if it had been consummated on September 30, 2020. You should not rely on this summary unaudited pro forma consolidated information as being indicative of the results that would actually have been obtained if the Chilean Merger had been consummated for the above-mentioned periods or the future results of Enel Américas.

	For the nine months ended September 30, 2020	For the year ended December 31, 2019
	(in thousands of US$, except share and per share amounts)

Pro Forma Combined Consolidated Statement of Comprehensive Income Information:
Revenues and other operating income	8,817,927	14,857,099
Operating Income	1,514,111	3,055,868
Profit (loss) before taxes	1,125,049	2,521,629
Income tax expense	(381,688)	(284,483)
Profit (loss)	743,361	2,237,146
Profit (loss) attributable to owners of parent	456,244	1,644,047
Profit (loss) attributable to non-controlling interests	287,117	592,739

Pro Forma Combined Consolidated Statement of Financial Position Information:	As of September 30, 2020
(in thousands of US$)
Total Assets	31,612,075
Total non-current liabilities	9,490,932
Total current liabilities	7,180,109
Equity attributable to shareholders of Enel Américas	12,712,116
Total equity	14,941,034

Tentative Transaction Timetable

Below is a tentative transaction timetable for the Transaction. There may be significant changes depending on developments, and all future dates are subject to change.

Date	Action(s)
August 27, 2020	Enel Américas Board of Directors meeting to approve proposal to Enel S.p.A. for a potential merger of EGP Américas, a newly formed wholly owned subsidiary of Enel S.p.A., then holding EGP Central and South America, with and into Enel Américas in exchange for Enel Américas shares
September 21, 2020

Enel S.p.A. responds to Enel Américas proposal expressing interest in pursuing the Transaction

Enel Américas Board of Directors meeting to: (i) discuss the general terms of the Chilean Merger; (ii) authorize the company to analyze the Chilean Merger; (iii) inform the Directors’ Committee; (iv) appoint Mr. Pablo D’Agliano as the independent expert appraiser for the Chilean Merger and Banco Santander Chile as the independent evaluator for the Chilean Merger as a related-party transaction (“RPT”)

Enel Américas Directors Committee meeting to appoint Banchile Asesoría Financiera S.A. as an additional independent evaluator for the Chilean Merger as an RPT

October 1, 2020	Sole Administrator of EGP Américas appoints Mr. David Jana B. as the independent expert appraiser for the Chilean Merger as an RPT
October 12, 2020	Approval by Enel S.p.A. of the Spin-Off of Enel Rinnovabili at an extraordinary shareholders’ meeting of EGP
November 4, 2020

Delivery of final audited Chilean interim financial statements of Enel Américas and EGP Américas as of and for the nine months ended September 30, 2020, and pro forma balance sheet as of September 30, 2020 of combined Enel Américas and EGP Américas

Enel Américas Board of Directors meeting to approve audited Chilean interim financial statements of Enel Américas as of and for the nine months ended September 30, 2020

Sole Administrator of EGP Américas approves audited Chilean interim financial statements of EGP Américas as of and for the nine months ended September 30, 2020

November 6, 2020	Delivery of (i) final Italian carve-out financial statements of Enel Rinnovabili as of and for the nine months ended September 30, 2020, and as of and for the year ended December 31, 2019; (ii) Pro forma balance sheet as of September 30, 2020 of combined Enel Américas, EGP Américas, and Enel Rinnovabili; and (iii) Pro forma balance sheet as of September 30, 2020 and pro forma income statements for the nine months ended September 30, 2020, and the year ended December 31, 2019 of combined Enel Américas, EGP Américas, and Enel Rinnovabili

Date	Action(s)
November 6, 2020 (cont’d)	Delivery of final (i) appraisal by the independent expert appraiser to Enel Américas; (ii) appraisal by the independent expert appraiser to EGP Américas; and (iii) reports by independent evaluators to Enel Américas and the Enel Américas Directors’ Committee
November 11, 2020	Enel Américas Directors’ Committee meeting to review the final reports of the independent expert appraiser and the two independent evaluators and delivery of the opinion of the Enel Américas Directors’ Committee required under Chilean law with respect to the Chilean Merger as an RPT
November 12, 2020

The Board of Directors of Enel Américas unanimously approved, among other matters, the actions related to the Chilean Merger (including issuing a collective Board report on the fairness of the Chilean Merger as an RPT), finalizing the Chilean Merger Agreement (including fixing a proposed merger exchange ratio) and approving a proposal to shareholders to remove the 65% ownership limitation in the bylaws) and the summoning of the extraordinary shareholders’ meeting (“ESM”) to approve, among other matters, the Chilean Merger, the Chilean Merger as an RPT, and the bylaw amendments

Delivery of the individual opinions of the Enel Américas directors with respect to the Chilean Merger as an RPT

Public notice of (i) the Enel Américas Board actions, (ii) the Agenda for ESM, and (iii) the Chilean Merger Agreement

The documents relevant to approval of the Chilean Merger, the Chilean Merger as an RPT, and the bylaw amendments are made available to Enel Américas shareholders and ADS Holders on Enel Américas’ website

November 13, 2020	Record Date for Enel Américas ADS Holders entitled to vote at the Enel Américas ESM
November 18, 2020	Mailing of Information Statement to Enel Américas ADS Holders regarding the matters to be voted on at the Enel Américas ESM
December 12, 2020	Chilean Record Date for shareholders entitled to vote at Enel Américas ESM
December 14, 2020	Expiration of 60-day waiting period for the Spin-Off of Enel Rinnovabili required under Italian law
December 16, 2020	Voting instruction cut-off date for Enel Américas’ Depositary to receive Enel Américas ADS Holders’ voting instructions (2 business days prior to Enel Américas ESM)
December 18, 2020	Enel Américas ESM to approve (i) the Chilean Merger of Enel Américas with EGP Américas, subject to the effectiveness of the Spin-Off and the Cross-Border Merger and other conditions precedent ; (ii) the Chilean Merger as an RPT; and (iii) bylaw amendments including the amendment to remove the 65% share ownership limitation

Date	Action(s)
December 18, 2020 (cont’d)	EGP Américas ESM to approve the Chilean Merger of EGP Américas with Enel Américas, subject to the approval of the Chilean Merger by shareholders at the Enel Américas ESM and the effectiveness of the Spin-Off and the Cross-Border Merger
December 19, 2020	Beginning of the exercise period for statutory merger dissenters’ withdrawal rights in connection with the Chilean Merger for Enel Américas shareholders
January 17, 2021	Expiration of the exercise period for statutory merger dissenters’ withdrawal rights in connection with the Chilean Merger for Enel Américas shareholders
January 21, 2021	Enel S.p.A. approves the Cross-Border Merger as the sole shareholder of each of Enel Rinnovabili and EGP Américas
March 23, 2021	Expiration of 60-day waiting period for the Cross-Border Merger required under Italian law
March 25, 2021	Cross-Border Merger of Enel Rinnovabili into EGP Américas effective
April-May, 2021

Chilean Merger of EGP Américas into Enel Américas effective

Amendment of Enel Américas bylaws to remove 65% share ownership limitation effective

Settlement of statutory merger dissenters’ withdrawal rights for Enel Américas shareholders

Second quarter of 2021	Registration with the CMF and the Chilean Stock Exchanges of the new Enel Américas shares issued in the Chilean Merger
Second quarter of 2021	Commencement of trading of registered Enel Américas shares for Enel Américas shares issued in the Chilean Merger

THE MEETING

The Extraordinary Shareholders’ Meeting of Enel Américas (the “Meeting”) will be held on December 18, 2020, at 10:00 A.M., local time, at the Company’s headquarters, located at Santa Rosa 76, Santiago, Chile, and virtually through electronic systems made available to shareholders.

The Matters to be Voted Upon

At the Meeting, the Board of Directors of the Company will present the following matters to the shareholders of the Company for their consideration and vote. Currently, there is no proposed wording of the resolutions to be brought before the shareholders. It is also not a requirement of Chilean law that a specific proposal or resolution be presented to shareholders before an ESM, notwithstanding that all matters to be presented to the shareholders must be described in the notice of the meeting.

1.	Item 1 – Approve the Chilean Merger, in accordance with rules under Title IX of Law No. 18,046 (the “Chilean Corporations Act”) and Title IX of the Chilean Corporation Regulations (Reglamento de Sociedades Anónimas), pursuant to which following (i) the spin-off of EGP Central and South America as Enel Rinnovabili (the “Spin-Off”) and (ii) the merger of Enel Rinnovabili with and into EGP Américas (the “Cross-Border Merger”), EGP Américas will be merged into Enel Américas and Enel Américas will succeed to all rights and obligations of EGP Américas, including EGP Central and South America. The approval of the Chilean Merger will also constitute the approval of:

(a)	the terms and conditions of the Chilean Merger provided in the Chilean Merger Agreement prepared pursuant to Chilean law, including the merger exchange ratio of 0.43 Enel Américas shares for each EGP Américas share, or such other merger exchange ratio as may be definitively determined by the shareholders at the Meeting, within the range of 0.41 to 0.45 Enel Américas shares for each EGP Américas share;

(b)	the financial statements of Enel Américas and EGP Américas as of September 30, 2020, duly audited under the Chilean auditing standards by the corresponding external audit firms; and

(c)	a capital increase by Enel Américas of 32,717,113,745 shares, or such other number of shares determined based on the merger exchange ratio approved by the shareholders at the Meeting, for purposes of authorizing the shares to be issued to the sole shareholder of EGP Américas in the Chilean Merger.

2.	Item 2 – Approve the Chilean Merger as a related party transaction under Title XVI of the Chilean Corporations Act. The Chilean Merger will be subject to, among other conditions, the conditions precedent that (i) the Spin-Off has been declared effective; (ii) the Cross-Border Merger has been approved; and (iii) the Cross-Border Merger has been declared effective. The Spin-Off and the Cross-Border Merger are preparatory transactions that are conditions precedent to the Chilean Merger and are part of an internal reorganization of Enel and EGP, to which Enel Américas is not a party, and Enel Américas shareholders are not being asked to approve them.

3.	Item 3 – Approve the proposed amendments to the Enel Américas bylaws (i) to remove the majority of the limitations and restrictions set forth under Title XII of DL 3,500, including, among other things, the 65% share ownership limitation by any single shareholder and (ii) to reflect agreements related to the Chilean Merger. If approved by the requisite shareholder votes, the effectiveness of parts (i) and (ii) will be conditioned on approvals of Items 1 and 2.

4.	Item 4 – Authorize the Board of Directors of the Company to undertake all actions necessary to carry out the Chilean Merger, the Chilean Merger as a related party transaction and the indicated bylaw amendments, including the registration of the new Enel Américas common shares with the CMF and any other action related to the Chilean Merger, whether in Chile or elsewhere.

Item 5, which involves informing the shareholders of any related party transactions governed by Title XVI of the Chilean Corporations Act, other than the Chilean Merger, approved by the Board since the last ordinary shareholders’ meeting, will be presented by the Board of Directors of the Company to the shareholders of the Company for informational purposes only.

Quorum

Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued shares with voting rights of a company. Enel, which beneficially owns 65% of the Company’s common stock, can establish a quorum at the Meeting without the attendance of any other shareholder. Additionally, upon the written request of the Company, the Depositary will represent all shares of the Company’s common stock underlying ADSs at any shareholders’ meeting for the sole purpose of establishing a quorum at such meeting.

Votes Required

Approval of Items 1, 2, and part (ii) of Item 3 requires the affirmative vote of at least two-thirds of the outstanding common stock of the Company. Approval of part (i) of Item 3 requires the affirmative vote of at least 75% of the outstanding stock of the Company. Approval of Item 4 requires the affirmative vote of at least a majority of the voting shares of the Company present or represented by proxy at the meeting. Item 5 will be presented by the Board of Directors of the Company to the shareholders of the Company for informational purposes only. Enel currently beneficially holds 65% of the Company’s outstanding common stock, and will be entitled to vote its shares of common stock on all matters at the Meeting, and intends to vote its shares in favor of each of the items referred above that are submitted for approval.

How to Vote

Under the Third Amended and Restated Deposit Agreement, dated as of March 28, 2013, among the Company, the Depositary and all ADS Holders and Beneficial Owners thereunder (the “Deposit Agreement”), ADS Holders have the right to instruct the Depositary how to vote their shares at the Meeting. For more information regarding the Deposit Agreement, see “Item 10. Additional Information” in the 2019 Form 20-F, incorporated herein by reference.

If the Voting Instructions are properly executed and returned, but no specific directions are made, the Depositary will vote the shares or other securities represented by the ADSs in favor of the items proposed by the Board of Directors for approval.

At the instruction of the Company, the Depositary has set November 13, 2020, as the ADS Record Date. Accordingly, only ADS Holders as of the ADS Record Date are entitled to instruct the Depositary how to vote at the Meeting. Upon the timely receipt of voting instructions from an ADS Holder entitled to instruct the Depositary how to vote at the Meeting as explained in the attached Voting Instructions, the Depositary will, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the bylaws of the Company and the provisions of the common stock of the Company, vote, or cause Banco Santander-Chile, as Custodian, to vote the shares underlying the ADS Holder’s ADSs in accordance with such voting instructions. Additionally, subject to the conditions set forth in the Deposit Agreement, ADS Holders may withdraw the shares underlying the ADSs and attend and vote at the Meeting in person. If you do not attend the Meeting or do not instruct the Depositary to vote on your behalf, the Company has the contractual right under the Deposit Agreement to designate a person to vote your shares in such person’s sole discretion, unless (i) the Chairman of the Board directs the Depositary not to give such a proxy, (ii) substantial opposition exists by the ADS Holders or (iii) the matters to be voted on materially and adversely affect the rights of ADS Holders. Notwithstanding the foregoing, because Enel S.p.A. holds 65% of the Company’s outstanding shares, under the Company’s bylaws, the Company would not be able to exercise the discretionary proxy, if given, due to the restrictions set forth in the bylaws of the Company pursuant to Title XII of DL 3,500. Accordingly, the Chairman of the Board will direct the Depositary that he does not wish such discretionary proxy to be given.

Note that under Chilean law, shareholders at the Meeting may adopt or reject certain of the matters described in this Information Statement or on the ADS voting instruction card or, if proposed by the chair presiding at the Meeting, agree to something different as long as the matter is included in the agenda for the Meeting. Any ADS Holder who wishes to exercise share voting rights (as opposed to ADS voting rights) at the Meeting must cancel such holder’s Enel Américas ADSs, pay the corresponding cancellation fees pursuant to the terms of the Deposit Agreement, and take receipt of the underlying shares of common stock in order to become a registered shareholder of Enel Américas not later than midnight (the end of the day) on December 12, 2020 (the fifth Chilean business day prior to the Meeting), and either attend the Meeting in person or virtually through electronic systems made available to shareholders or grant a Chilean power of attorney to an attorney-in-fact who must attend the Meeting in person or virtually through electronic systems made available to shareholders and vote such holder’s shares on such holder’s behalf.

ITEM 1 – APPROVAL OF THE CHILEAN MERGER

The Company is seeking the approval of the Chilean Merger in accordance with rules under Title IX of the Chilean Corporations Act and Title IX of the Chilean Corporation Regulations. The approval of the Chilean Merger will also constitute (i) the approval of the terms and conditions of the Chilean Merger, including the capital increase and the merger exchange ratio, (ii) the approval of the financial statements of Enel Américas and EGP Américas as of September 30, 2020, duly audited under the Chilean auditing standards by the corresponding external audit firms, provided in connection with the Chilean Merger (the “Chilean Financial Statements”) and (iii) a declaration that the approval of the Chilean Merger and its consummation does not constitute a reorganization of Enel Américas that is subject to commitments previously made by Enel in connection with the 2016 corporate reorganization of Enel Américas. The following is a summary description of the Chilean Merger.

Conditions of the Chilean Merger

The effectiveness of the Chilean Merger is subject to certain conditions described below. The conditions indicated below are not exhaustive, and additional conditions may be established by Enel Américas or EGP Américas or by their respective Boards of Directors for the effectiveness of the Chilean Merger. In any event, the conditions indicated below for the Chilean Merger must be satisfied on or before December 31, 2021. Therefore, the last date on which the Chilean Merger may become effective is December 31, 2021.

The consummation of the Chilean Merger will be subject to the satisfaction of the following conditions:

•	EGP declares effective the Spin-Off;

•	Enel Rinnovabili and EGP Américas approve and declare effective the Cross-Border merger;

•	Enel Américas and EGP Américas approve the Chilean Merger;

•	Enel Américas approves the Chilean Merger as a related party transaction and the proposed amendments to the bylaws of Enel Américas to remove the majority of the limitations and restrictions set forth under Title XII of DL 3,500, including, among other things, the 65% ownership limitation by any single shareholder;

•	Not more than 10% of the outstanding Enel Américas shares exercise statutory merger dissenters’ withdrawal rights in connection with the Chilean Merger;

•	Specified consents and all other authorizations and consents required by law or by contract for the effectiveness of the Transaction, whether in Italy, Chile, or any other jurisdiction in which such authorization or consent is required to be obtained have been received; and

•	The absence of any legal proceeding or action seeking to: (i) prohibit or prevent the Chilean Merger between Enel Américas and EGP Américas; (ii) impose material limitations on Enel Américas’ ability to effectively exercise its property rights over the assets of EGP Américas to be assigned to Enel Américas as a consequence of the Chilean Merger; (iii) impose limitations on Enel Américas’ ability to continue developing and operating the projects owned by EGP Américas; and (iv) in general, any legal proceeding or action before any regulatory, judicial or administrative authority resulting in any of the consequences indicated in (i) to (iii) above.

Enel Américas and EGP Américas may establish additional conditions precedent for the effectiveness of the Chilean Merger, provided that such additional conditions precedent are not contrary to the terms and conditions set forth in the Chilean Merger Agreement described under “—The Chilean Merger Agreement.”

The Chilean Merger Agreement

The Chilean Merger Agreement includes certain covenants governing the conduct of Enel Américas and EGP Américas between the date of the Chilean Merger Agreement and the effective date of the Chilean Merger, including with respect to: (i) restrictions on (a) amendments to their respective bylaws (other than in connection with the Chilean Merger), (b) creating new series of shares or canceling or reclassifying shares, (c) acquiring, directly or indirectly, any of its own shares (except in connection with the exercise of statutory merger withdrawal rights by shareholders) or (d) in the case of EGP, selling, transferring, lending or otherwise disposing of its interests and shares in EGP Central and South America, except in the ordinary course of business; (ii) continuing to conduct their respective business in the ordinary course, consistent with past practice, and (iii) accounting for their transactions in a manner consistent with the accounting principles used in the preparation of their respective financial statements.

The Chilean Merger Agreement includes a covenant that if prior to the effective date of the Chilean Merger, Enel Américas (on the one hand) or Enel Rinnovabili or EGP Américas (on the other hand) make any distribution or payments of profits and dividends or capital reductions, then the other party will have the right to make a distribution or payment of profits and dividends for an amount such that the proportionality that each of the parties represents in the value of Enel Américas following the Chilean Merger is preserved, in accordance with the valuations and agreements adopted by the shareholders at the Meeting.

Under the Chilean Corporations Act, the Boards of Directors of the companies that are parties to a merger are not required to approve the merger. Instead, the Chilean Corporations Act requires that the Board of each company that is a party to the merger must:

•	approve the merger agreement regulating the merger to be proposed to its shareholders, which includes the proposed merger exchange ratio;

•	approve proposing the merger to its shareholders;

•	designate an independent expert appraiser to provide a report in accordance with Articles 156 and 168 of the Chilean Corporate Regulations (Reglamento de Sociedades Anónimas) on the values of Enel Américas and EGP Américas and the merger exchange ratio in connection with the Chilean Merger; and

•	call and set a date for an ESM to vote on the proposed merger exchange ratio and the merger.

If two-thirds of the outstanding voting shares of each of Enel Américas and EGP Américas approve the Chilean Merger and all other conditions of the Chilean Merger are satisfied or waived, then the Chilean Corporations Act provides that at the effective time of the Chilean Merger:

•	EGP Américas, as the non-surviving company, will be dissolved by operation of law, but not subject to liquidation.

•	Enel Américas will, by operation of law, acquire all of the assets and rights and succeed to all of the liabilities and obligations of EGP Américas at its book value as of the Chilean Merger effective date. The Chilean Financial Statements of both Enel Américas and EGP Américas must be approved by the shareholders of each company in the same meeting at which, or by a unanimous written consent in which, the Chilean Merger is submitted for their approval.

•	Shareholders of EGP Américas will automatically become shareholders of Enel Américas and the shares of EGP Américas will automatically convert into Enel Américas shares at the merger exchange ratio approved by the shareholders of Enel Américas and EGP Américas at their respective shareholders’ meetings. However, the exchange of the registered shares of Enel Américas for the shares of Enel Américas originally issued in the Chilean Merger and commencement of the public trading of the new shares will only be made once the new shares of Enel Américas have been registered at the Securities Registry of the CMF on a date to be agreed upon by the Board of Directors of Enel Américas, and of which the shareholders of Enel Américas and EGP Américas will be duly notified.

The Merger Exchange Ratio

The approval of the Chilean Merger by shareholders at the Meeting will also constitute approval of the merger exchange ratio of 0.43 Enel Américas shares for each EGP Américas share in the Chilean Merger proposed by the Board of Directors of Enel Américas, or such other merger exchange ratio definitively determined by shareholders at the Meeting within the range of 0.41 to 0.45 Enel Américas shares for each EGP Américas share.

Note that under Chilean law, shareholders at the Meeting may adopt or reject certain of the matters described in this Information Statement or on the ADS voting instruction card or, if proposed by the chair presiding at the Meeting, agree to something different as long as the matter is included in the agenda for the Meeting. If the proposal to be voted on as described in this Item 1 and on the ADS voting instruction card is modified at or prior to the Meeting to authorize a merger exchange ratio outside the range described above, the Depositary will not vote your shares underlying your ADSs on that matter and will treat your vote as an uninstructed vote.

YOU SHOULD MONITOR THE COMPANY’S WEBSITE AND ITS FILINGS WITH THE SEC ON FORM 6-K FOR ANY UPDATES REGARDING THE PROPOSAL TO APPROVE THE CHILEAN MERGER, INCLUDING THE MERGER EXCHANGE RATIO.

The Capital Increase

The approval of the Chilean Merger by shareholders at the Meeting will also constitute approval of a capital increase by Enel Américas of 32,717,113,745 shares, or such other number of shares as may be determined based on the merger exchange ratio approved by the shareholders at the Meeting for purposes of issuing the shares to the sole shareholder of EGP Américas in the Chilean Merger.

The number of shares approved for the capital increase will be determined based on multiplying (i) the merger exchange ratio by (ii) the total number of shares of EGP Américas outstanding immediately before the effective date of the Chilean Merger, without any fractional shares being issued. For this purpose, the capital of EGP Américas immediately before the effective date of the Chilean Merger will be 76,086,311,036 shares (equal to the number of shares of Enel Américas outstanding immediately before the Meeting approving the Chilean Merger).

As an example, if the Chilean Merger is approved by shareholders at the Meeting authorizing the merger exchange ratio proposed by the Board of Directors of 0.43 Enel Américas shares for each EGP Américas share, it would represent a capital increase of 32,717,113,745 new Enel Américas shares to be issued in the Chilean Merger. If, however, the Chilean Merger is approved by shareholders at the Meeting authorizing a merger exchange ratio of 0.45 Enel Américas shares for each EGP Américas share (the maximum ratio within the range), it would represent a capital increase of 34,238,839,966 new Enel Américas shares to be issued in the Chilean Merger.

Enel Américas’ shareholders will not have preemptive subscription rights on such shares, and they will be delivered to the sole shareholder of EGP Américas in accordance with the merger exchange ratio agreed upon at the Meeting. These shares will be issued and distributed by the board of directors of Enel Américas directly to the sole shareholder of EGP Américas on the effective date of the Chilean Merger, exchanging its EGP Américas shares for new Enel Américas shares.

EGP Central and South America

EGP Central and South America is engaged in the electricity generation business with operations in Brazil, Colombia, Costa Rica, Guatemala, Panama, and Peru. As of September 30, 2020, EGP owns and operates hydroelectric, solar, and wind generation units in Central and South America with an aggregate installed capacity of approximately 3.3 GW and has projects under construction with an additional expected aggregate installed capacity of approximately 2.2 GW. In 2019, consolidated electricity production was 9,036 GWh. Of the total consolidated generation in 2019, 33% was from hydropower or mini-hydropower sources, 17% was from solar sources, and 49% was from wind sources. Upon effectiveness of the Cross-Border Merger, Enel Rinnovabili will merge with and into EGP Américas. EGP Américas will be the surviving corporation under the name “EGP Américas SpA.” It will hold EGP Central and South America, and Enel Rinnovabili will cease to exist as a separate entity.

For additional information regarding EGP Central and South America, see Appendix A to this Information Statement.

Regulatory Approvals

If the Chilean Merger is approved by two-thirds of the respective outstanding voting shares of Enel Américas and EGP Américas, in order for the Chilean Merger to be completed and the exchange of Enel Américas shares for EGP Américas shares to occur (i) Enel Américas must record the minutes of the ESM at which its shareholders approved the Chilean Merger before a Chilean notary public and publish within the 60 following days an abstract of those minutes in the Registry of Commerce (Registro de Comercio) and the Official Gazette (Diario Oficial) and (ii) EGP Américas must record the minutes of the ESM at which its shareholders approved the Chilean Merger before a Chilean notary public and publish within the following month an abstract of those minutes in the Registry of Commerce and in the Official Gazette.

In addition, although not a precondition to the effectiveness of the Chilean Merger, before the Enel Américas shares can be traded on the Chilean Stock Exchanges, Enel Américas must obtain:

•	approval for registration of the additional Enel Américas shares by the CMF; and

•	approval of the Chilean Stock Exchanges to list the additional Enel Américas shares.

There are no other regulatory approvals Enel Américas is seeking to obtain in connection with the Chilean Merger of Enel Américas and EGP Américas. However, in connection with the approval by the CMF of the registration of the issuance of the additional Enel Américas shares, the CMF will review the issuance to determine whether it complies with Chilean law.

In addition, in connection with the Chilean Merger and the Enel Américas ADS program, certain information must be delivered to the CMF. Enel Américas must deliver to the CMF a copy of any information relating to the Chilean Merger that it submits to the SEC in the same form and at the same time it files such information with the SEC.

Statutory Merger Dissenters’ Withdrawal Rights

Under the Chilean Corporations Act, Enel Américas shareholders and EGP Américas shareholders who vote against approval of the Chilean Merger, or if they did not attend the meeting, who notify the applicable company in writing within 30 days following the respective shareholders’ meetings of their opposition to the Chilean Merger, and who provide Enel Américas or EGP Américas, as the case may be, with the required notice of withdrawal, will have the right to exercise statutory merger dissenters’ withdrawal rights and to receive from Enel Américas or EGP Américas, as the case may be, a cash payment in exchange for Enel Américas shares or EGP Américas shares, as applicable. A holder of Enel Américas shares exercising statutory merger dissenters’ withdrawal rights will receive a cash payment from Enel Américas that is equivalent to the weighted average of the closing prices for Enel Américas shares as reported on the Chilean Stock Exchanges during the 60-trading day period preceding the 30th trading day prior to the date on which the Chilean Merger is approved, which has been calculated as Ch$109.79 per Enel Américas share. A holder of EGP Américas shares exercising statutory merger dissenters’ withdrawal rights will receive a cash payment from EGP Américas that is equivalent to the book value of EGP Américas shares, which is determined by dividing EGP Américas’ net worth by the total number of issued and paid shares of EGP Américas.

Enel Américas ADS Holders own beneficial interests in Enel Américas shares held by the custodian bank for Enel Américas’ ADS program. Enel Américas ADS Holders do not hold Enel Américas shares directly and are not listed as shareholders on Enel Américas’ share registry. Therefore, any Enel Américas ADS Holder that wishes to exercise statutory merger dissenters’ withdrawal rights with respect to the Chilean Merger must cancel such holder’s Enel Américas ADSs, pay the corresponding cancellation fees pursuant to the terms of the Deposit Agreement, and take receipt of the underlying shares of common stock in order to become a registered shareholder of Enel Américas not later than midnight (the end of the day) on December 12, 2020 (the fifth Chilean business day prior to the Meeting) (the “Shareholder Record Date”) and then follow the procedures for exercising statutory merger dissenters’ withdrawal rights as a shareholder.

Please note that under Chilean law, shareholders must receive notice of the shareholders’ meeting not less than 15 and no more than 20 days before the date of a shareholders’ meeting unless all shareholders are present in a meeting, in which case no notice is required. Only Enel Américas holders of record as of the Shareholder Record Date will be entitled to vote at the Meeting. Enel Américas ADS Holders that do not cancel their ADSs and do not become record shareholders of Enel Américas on or before the Shareholder Record Date will not have the right to dissent from the Chilean Merger under Chilean law for purposes of exercising statutory merger dissenters’ withdrawal rights. Since EGP Américas is a company limited by shares, only EGP Américas holders of record on December 18, 2020 (the date of the ESM of EGP Américas) will be entitled to vote at the ESM of EGP Américas. Under Chilean law, Enel Américas and EGP Américas will not be required to purchase shares from shareholders exercising statutory merger dissenters’ withdrawal rights if within 60 days following the respective ESMs, a new shareholders’ meeting approves the revocation of the Chilean Merger. Therefore, if the Chilean Merger is revoked within the term indicated above, Enel Américas may not purchase Enel Américas shares from the Enel Américas shareholders exercising statutory merger dissenters’ withdrawal rights. In addition, if the conditions precedent to the Chilean Merger are not satisfied and the Chilean Merger does not become effective, Enel Américas will not purchase Enel Américas shares of Enel Américas shareholders exercising their statutory merger dissenters’ withdrawal rights. Enel Américas ADS Holders who cancel their Enel Américas ADSs to become shareholders of record of Enel Américas will continue to be Enel Américas shareholders and may incur additional fees to redeposit their Enel Américas shares into the Enel Américas ADS program.

ITEM 2 – APPROVAL OF THE CHILEAN MERGER AS A RELATED PARTY
TRANSACTION

The Company is seeking the approval of the Chilean Merger as a related party transaction in accordance with Title XVI of the Chilean Corporations Act.

The Chilean Merger

The Chilean Merger involves the merger of EGP Américas with and into Enel Américas. The consummation of the Chilean Merger is contingent on the approval of the Chilean Merger by the shareholders of Enel Américas and EGP Américas and the satisfaction of conditions of the Chilean Merger described in “Item 1—Approval of the Chilean Merger—Conditions of the Chilean Merger.” Upon the effectiveness of the Chilean Merger, EGP Américas will merge with and into Enel Américas. Enel Américas will be the surviving corporation under the name “Enel Américas S.A.” It will hold EGP Central and South America, and EGP Américas will cease to exist as a separate entity. See “Item 1 – Approval of the Chilean Merger—Conditions of the Chilean Merger.”

Rationale for the Transaction

The following are the strategic benefits of the proposed Transaction to Enel Américas:

•	Integration with one of the largest non-conventional renewable platforms in Latin America, with 3.3 GW of capacity in operation, 2.2 GW under construction, 2.4 GW in the advanced development stage, and 22.1 GW in the pipeline as of September 2020 (See Appendix A).

•	Enhancement of Enel Américas’ energy transition, with an increase in the weighting of renewable energy resources, from 56% to 73% of its total generation capacity.

•	Unique growth opportunity that leverages EGP’s unparalleled scale and solid track record with renewable energy resources.

•	Strengthen Enel Américas balance sheet with room for additional leverage that will allow Enel Américas to fund its growth opportunities.

•	Greater operational and geographic diversification, including expansion into Central America.

•	Opportunities to boost growth in the unregulated market in Latin America benefiting from the combination of conventional and renewable energy generation sources at competitive prices.

Corporate Governance

Following the Chilean Merger, Enel Américas will maintain the highest corporate governance standards among listed companies in Chile.

•	As part of the Enel Group, Enel Américas is committed to the highest corporate governance standards.

•	Related-Party Transactions are treated in accordance with the Chilean Corporations Act.

•	Enel Américas’ Independent Directors’ Committee will continue with three independent members after the Chilean Merger is completed.

•	Transparent information systems for planning, supervision, and coordination purposes.

•	Enel Américas has promoted risk policies that identify, quantify, and mitigate potential conflicts of interest.

•	Enel Américas will continue to have its investment and financing policies approved by shareholders at its ordinary shareholders’ meetings.

Risk Factors

In deciding whether to vote to approve the Chilean Merger as a related party transaction in accordance with Title XVI of the Chilean Corporations Act, you should carefully read this Information Statement and the referred documents. You should also carefully consider the following risk factors related to the Transaction together with the risk factors set forth in the 2019 Enel Américas Form 20-F.

Enel Américas may fail to realize the business growth opportunities, revenue benefits, cost savings, and other anticipated benefits, incur unanticipated costs associated with the Transaction, and Enel Américas’ results of operations, financial condition and the price of Enel Américas shares may suffer.

The Transaction may not achieve the business growth opportunities, revenue benefits, cost savings, and other benefits anticipated by Enel Américas, and other assumptions upon which the offer consideration was determined may prove to be incorrect.

Under any of these circumstances, the business growth opportunities, revenue benefits, cost savings, and other benefits anticipated by us to result from the completion of the Transaction may not be achieved as expected, or at all, or may be delayed. To the extent that Enel Américas incurs higher integration costs or achieve lower revenue benefits or fewer cost savings than expected, Enel Américas’ results of operations and financial condition may suffer.

The potential integration of Enel Américas and EGP Américas may be difficult and expensive.

The Chilean Merger involves integrating a mature business, as is the case of Enel Américas’ conventional energy business with EGP Américas’ non-conventional renewable energy business. Enel Américas’ goal in integrating the operations is to increase the revenues and earnings of the combined businesses, and, as a combined company, to increase Enel Américas’ ability to satisfy the demands of its customers. In so doing, Enel Américas may encounter substantial difficulties in integrating operations and could even incur substantial costs as a result of, among other things:

•	inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures between Enel Américas and EGP Américas and the need to implement, integrate and harmonize various business-specific operating procedures and systems, as well as the financial, accounting, information and other systems of Enel Américas and EGP Américas;

•	diversion of management’s attention from their other responsibilities as a result of the need to deal with integration issues;

•	failure to retain customers and suppliers of Enel Américas and EGP Américas; and

•	difficulties in achieving full utilization of assets and resources of Enel Américas and EGP Américas.

The diversion of management attention and any difficulties encountered as a result of the Chilean Merger could increase costs or reduce revenues, earnings, and operating results of Enel Américas following completion of the Chilean Merger. Any delays encountered in the integration process of EGP Américas and Enel Américas could have an adverse effect on the revenues, level of expenses, operating results, and financial condition of Enel Américas, which may adversely affect the value of Enel Américas’ securities.

Following the Chilean Merger, Enel Américas, may not retain critical employees or efficiently manage the more extensive and broader organization, which could negatively affect Enel Américas’ operations and financial condition.

The success of Enel Américas following the Chilean Merger will depend in part on the ability of Enel Américas to retain critical employees of both Enel Américas and EGP Américas and successfully manage the more extensive and broader organization resulting from the Chilean Merger. In this context, critical employees may depart because of issues relating to the uncertainty and difficulty of integration or a general desire not to remain with Enel Américas. Furthermore, Enel Américas will face challenges inherent in efficiently managing an increased number of employees. Accordingly, no assurance can be given that Enel Américas will retain critical employees or successfully manage the more extensive and more diverse combined organization, which could result in disruption to the combined company’s business and negatively impact the combined company’s operations and financial condition.

Our controlling shareholder may exert influence over us and may have a different strategic view for our development from that of our minority shareholders.

Enel, our controlling shareholder, owns a beneficial interest of 65% of our share capital as of the date of this Information Statement. Following consummation of the Chilean Merger, Enel’s ownership interest in our share capital will increase and will exceed two-thirds of our voting shares. Under Chilean corporate law, Enel currently has the power to determine the outcome of all material matters that require a simple majority of shareholders’ votes, such as the election of the majority of the seats on our board, and, subject to contractual and legal restrictions, the adoption of our dividend policy. If, following the Chilean Merger, Enel’s ownership interest exceeds two-thirds of our voting shares, it will have the power to approve any matters requiring shareholder approval, including those matters requiring a two-thirds supermajority shareholder vote for approval. Following consummation of the Chilean Merger, the minority shareholders of Enel Américas will have a limited (if any) ability to influence the outcome of any matters that are or can be subject to shareholder approval, including the appointment of directors, acquisitions or dispositions of substantial assets, the issuance of capital stock and other securities and the payment of dividends on Enel Américas shares and ADSs. Enel also exercises significant influence over our business strategy and operations. However, in some cases, its interests may differ from those of our minority shareholders. Certain conflicts of interest affecting Enel in these matters may be resolved differently from the interests of Enel Américas or our minority shareholders.

ITEM 3 – APPROVAL OF AMENDMENTS TO THE ENEL AMÉRICAS BYLAWS

The Board of Directors of the Company has approved submitting the proposed amendments to the bylaws of Enel Américas for the approval of the shareholders of the Company:

(i) remove the majority of the limitations and restrictions set forth under Title XII of DL 3,500 (including, among other things, eliminating the concentration limits and other ownership restrictions under Title XII of DL 3,500 which restrict any person from directly or indirectly owning more than 65% of the voting shares of Enel Américas) by eliminating Articles 1 bis, 5 bis, 9 bis, 14 bis, 24 bis and 27 bis of the Enel Américas bylaws and amending Articles 20, 20 bis, 36, 37 and 43 of the Enel Américas bylaws (the “DL 3,500 Amendments”), effective immediately prior to the effectiveness of the Chilean Merger; however, the provisions providing for shareholder approval of the investment and financing policies at the ordinary shareholders’ meetings (as currently required by DL 3,500) will be retained; and

(ii) incorporate the agreements regarding the Chilean Merger and any agreements adopted at the Meeting by amending the Fifth and First Transitory Articles of the Enel Américas bylaws (the “Merger-Related Amendments”), effective immediately prior to the effectiveness of the Chilean Merger.

If approved by the requisite shareholder votes, the effectiveness of the DL 3,500 Amendments and the Merger-Related Amendments will be conditioned on the approval of the Chilean Merger (Item 1) and the Chilean Merger as a related party transaction (Item 2) and will occur immediately prior to the effectiveness of the Chilean Merger.

The Board of Directors will also prepare an amended and restated version of the Company’s bylaws reflecting the amendments approved by shareholders at the Meeting. The Board of Directors is presenting such amendments and the amended and restated version of the Company’s bylaws for the consideration and vote of shareholders.

In addition, if the DL 3,500 Amendments to the Enel Américas bylaws described above are approved and become effective, Enel Américas will not be subject to Title XII of DL 3,500, and AFPs may no longer be able to invest in Enel Américas at the same levels permitted under Title XII of DL 3,500 following the Chilean Merger. As a result, AFPs may be required to divest some of their Enel Américas shares if they are above the permitted level. The liquidity of Enel Américas shares and ADSs may be further reduced, and the value of Enel Américas shares and ADSs could further decrease.

Copies of the original Spanish version and an English translation of the full text of the proposed amendments to Enel Américas’ bylaws are available on Enel Américas’ website at www.enelamericas.com and are incorporated herein by reference. The English translation is not to be construed as being identical in content to the Spanish document (which will prevail in any conflict with the English translation).

ITEM 4 – GENERAL AUTHORIZATION WITH RESPECT TO THE CHILEAN MERGER

The Company is proposing that the shareholders authorize the Board of Directors of the Company to undertake all actions necessary to carry out the Chilean Merger, the Chilean Merger as a related party transaction and the indicated bylaw amendments, including the registration of the new Enel Américas common shares with the CMF and any other action related to the Chilean Merger, whether in Chile or elsewhere. See “Item 1 – Approval of the Chilean Merger, Item 2 – Approval of the Chilean Merger as a Related Party Transaction and Item 3 – Approval of Amendments to the Enel Américas Bylaws.”

ADDITIONAL INFORMATION

In connection with the Chilean Merger, the following additional information has been made available to the public, according to Chilean law.

•	The opinion of Banco Santander Chile (“Santander”), the independent evaluator appointed by the Board of Directors of Enel Américas;

•	The opinion of Banchile Asesoría Financiera S.A. (“Banchile”), the independent evaluator appointed by the Directors’ Committee of the Board of Directors of Enel Américas;

•	The report of Mr. Pablo D’Agliano, the independent expert appraiser appointed by the Board of Directors of Enel Américas;

•	The report of Mr. David Jana B., the independent expert appraiser appointed by the sole administrator of EGP Américas.

•	The Chilean Merger Agreement;

•	The pronouncement of the Board of Directors of Enel Américas;

•	The report of the Directors’ Committee of Enel Américas;

•	The individual statements of the Directors of Enel Américas; and

•	The financial statements of Enel Américas and EGP Américas as of September 30, 2020, duly audited under the Chilean auditing standards by the corresponding external audit firms, provided in connection with the Chilean Merger.

The Merger Documents (both as originally published in Spanish and translated into English for the convenience of investors) are available on the website of Enel Américas (www.enelamericas.com) and EGP Américas (www.enelgreenpower.com/es/paises/egp-americas) and are incorporated herein by reference. The English translations are not to be construed as being identical in content to the Spanish documents (which will prevail in any conflict with the English translations).

Opinions and Reports of Independent Evaluators and Independent Appraisers

In accordance with Chilean law, Enel Américas appointed (i) two independent evaluators, Santander and Banchile, to evaluate the Chilean Merger as a related party transaction under Chilean law and provide opinions in accordance with Article 147 of the Chilean Corporations Act, and (ii) Mr. Pablo D’Agliano as an independent expert appraiser to provide a report in accordance with Articles 156 and 168 of the Chilean Corporate Regulations on the values of Enel Américas and EGP Américas and the merger exchange ratio in connection with the Chilean Merger. In addition, EGP Américas appointed Mr. David Jana B. as an independent expert appraiser to provide a report in accordance with Articles 156 and 168 of the Chilean Corporate Regulations on the values of Enel Américas and EGP Américas and the merger exchange ratio in connection with the Chilean Merger.

After reviewing and analyzing the relevant information, each of the independent evaluators and independent appraisers provided their final opinions and reports (the “Independent Evaluator and Appraiser Opinions/Reports”) to the respective companies on November 6, 2020. The conclusions contained in each Independent Evaluator and Appraiser Opinions/Reports are summarized below.

The summaries and descriptions of the Independent Evaluator and Appraiser Opinions/Reports set forth below are qualified in their entirety by reference to the full texts of the Independent Evaluator and Appraiser Opinions/Reports. The full texts of the Independent Evaluator and Appraiser Opinions/Reports describe the assumptions made, procedures followed, matters considered, and limitations on the assessment undertaken in connection with the Independent Evaluator and Appraiser Opinions/Reports and are subject to the qualifications and limitations set forth therein. The Independent Evaluator and Appraiser Opinions/Reports were originally furnished in Spanish and have been translated to English for the convenience of investors. The English translations are not to be construed as being identical in content to the Spanish documents (which will prevail in any conflict with the English translations).

Opinion of Independent Evaluator of Enel Américas (Santander)

Santander concluded that the Chilean Merger would contribute to the interest of Enel Américas shareholders from a valuation point of view if the Chilean Merger were conducted in accordance with the terms below:

Enel Américas Equity Value:	between US$12,860 million and US$15,837 million (mid-point: US$14,225 million)
EGP Américas Equity Value:	between US$6,009 million and US$6,819 million (mid-point: US$6,397 million)
Enel Américas weight in merged company:	68.2%-69.9% (mid-point: 69.0%)
Enel Américas shares to be issued (thousands):	between 32,762,261 and 35,553,366 shares (mid-point: 34,214,868 shares)
Merger exchange ratio:	between 0.43 and 0.47 Enel Américas shares for each EGP Américas share (mid-point: 0.45)

To determine its valuation of Enel Américas, Santander primarily used a discounted cash flow methodology and then performed a back-up analysis using other methodologies such as trading multiples, historical transaction multiples, sum-of-the-parts multiples, target prices, and market capitalization price references to confirm the result. To determine its valuation of EGP Américas, Santander primarily used a discounted cash flow methodology for each country in which EGP Américas holds assets and then performed a back-up analysis using other methodologies such as trading multiples and sum-of-the-parts multiples to confirm the result.

Opinion of Additional Independent Evaluator of Enel Américas (Banchile)

Banchile concluded that the Chilean Merger would contribute to the interest of Enel Américas shareholders if the Chilean Merger were conducted in accordance with the terms below:

Enel Américas Equity Value(1):	between ~US$14.1 billion and US$14.9 billion
EGP Américas Equity Value(2):	between ~US$5.7 billion and US$6.2 billion
Merger exchange ratio(3):	between 0.38 and 0.44 Enel Américas shares for each EGP Américas share
(1)	Implied fair value/EBITDA 2020E range of ~7.4-7.8x and implied fair value/EBITDA 2021E range of ~6.6-7.0x.
(2)	Implied fair value/EBITDA 2020E range of ~14.6-15.9x and implied fair value/EBITDA 2021E range of ~11.1-12.1x.
(3)	Assuming that EGP Américas will have the same number of shares outstanding as Enel Américas (76,086,311,036).

Banchile used the following valuation methodologies to determine its valuations: discounted cash flow, market values, broker’s outlook, trading comparables, and precedent transactions.

Report of Independent Appraiser of Enel Américas (Mr. Pablo D’Agliano)

Mr. D’Agliano (i) estimated the economic valuations of the equity of Enel Américas and EGP Américas as of September 30, 2020, and (ii) based on the estimated valuations calculated the proposed merger exchange ratio as set forth below:

	Enel Américas	EGP Américas
Value of Equity as of September 30, 2020 (US$ millions):	15,715	6,690
Price per share:	US$0.207
Total No. of Shares:	32,392,545,045
Exchange Ratio:	0.43

He further determined a merger exchange ratio range based on a sensitivity analysis, as provided in the table below.

(1)	Equivalent to a price per share of $162.78 Chilean Pesos, based on a CLP/USD FX of 788.15, as informed by the Chilean Central Bank on October 1, 2020, which corresponds to the observed FX for the last business day of September 2020.

Mr. D’Agliano principally used a discounted cash flow methodology to determine his valuation. He relied on analysis of comparable listed companies’ multiples and transaction multiples, determining that the best way to value the entities was through a sum-of-the-parts methodology.

Report of Independent Appraiser of Enel Américas (Mr. David Jana B.)

Mr. Jana’s estimate of (i) the economic valuations of the equity of Enel Américas and EGP Américas as of September 30, 2020, (ii) the equity value of the merged company, and (iii) the proposed range of the merger exchange ratio are provided in the table below:

Note: Equity value of EGP Américas and Enel Américas considering an FX Exchange Rate of USD/CLP 784.5 (09/30/20). Low and high valuation range considers the sensitivity of the DCF valuation of the WACC (+/- 0.5%).

Mr. Jana primarily used a discounted cash flow methodology to determine his valuation. He corroborated his results with valuations for multiples of comparable companies listed on the stock exchange and multiples of comparable transactions. He then performed a sum-of-the parts analysis.

Documents of the Board of Directors, Directors’ Committees, and Individual Directors

In connection with the Chilean Merger, the Board of Directors, the Directors’ Committee, and the individual directors of Enel Américas issued their respective pronouncements, reports, and statements, as applicable (collectively, the “Board Documents”) and the Board of Directors also approved the Chilean Merger Agreement. Summaries of the Board Documents are provided below.

The summaries and descriptions of the Board Documents set forth below are qualified in their entirety by reference to the full texts of the Board Documents available on the Company’s website at www.enelamericas.com. The full texts of the Board Documents describe the assumptions made, procedures followed, matters considered, and limitations on the assessment undertaken and are subject to the qualifications and limitations set forth therein. The Chilean Merger Agreement and the Board Documents were originally published in Spanish, and have been translated to English for the convenience of investors. The English translations are not to be construed as being identical in content to the Spanish documents (which will prevail in any conflict with the English translations).

Chilean Merger Agreement

The Boards of Directors of Enel Américas and EGP Américas approved the Chilean Merger Agreement, which will be subject of approval by the shareholders of Enel Américas as part of the Chilean Merger. See “Item 1 – Approval of the Chilean Merger.”

Pronouncement of the Board of Directors of Enel Américas

The Board of Directors of Enel Américas unanimously issued a collective pronouncement with respect to the Chilean Merger pursuant to Article 14 bis of Enel Américas’ bylaws (“Enel Américas Board Pronouncement”), which sets forth the proposed exchange ratio applicable to the Chilean Merger of 0.43 Enel Américas shares for each EGP Américas share and an acceptable range for the merger exchange ratio of between 0.41 to 0.45 Enel Américas shares for each EGP Américas share, with the merger exchange ratio to be determined definitively by the shareholders at the Meeting. See “Item 1 – Approval of the Chilean Merger.”

Report of the Directors’ Committee of Enel Américas

The Directors’ Committee of the Board of Directors of Enel Américas issued a report as to whether or not the Chilean Merger is conducted in accordance with Chilean law. The Directors’ Committee of Enel Américas unanimously concluded that the Chilean Merger contributes to the best interest of Enel Américas, including its shareholders, and that the Chilean Merger would be in line with prevailing market prices, terms and conditions if the merger exchange ratio for the Chilean Merger fell within the range of between 0.41 and 0.45 Enel Américas shares for each EGP Américas share.

Individual Statements of Directors of Enel Américas

Each director of Enel Américas issued an individual statement in his capacity as a director of Enel Américas as to whether or not the Chilean Merger contributes to the best interest of Enel Américas. Although no two statements were identical, each director individually concluded that the Chilean Merger contributed to the best interest of Enel Américas, and some directors also concluded that the Chilean Merger would contribute to the best interest of the Enel Américas shareholders.

Appendix A

Enel Rinnovabili Srl and EGP Central and South America

Enel Rinnovabili Srl (“Enel Rinnovabili”) will be a privately held limited liability company (società a responsabilità limitata) resulting from the spin-off by Enel Green Power S.p.A. (“EGP”) of its renewable energy assets in Central and South America (except in Chile, where Enel Chile S.A. owns such assets). Following the spin-off, Enel Rinnovabili will be a holding company holding, directly or indirectly, the interests in (i) the country holding companies in the Central and South American countries (except for Chile) in which EGP operates, as set forth below, and (ii) Energía y Servicios South America S.p.A. (a Chilean holding company through which Enel Rinnovabili will hold its 100% ownership interest in Enel Green Power Costa Rica S.A. and its minority ownership interests in Enel Green Power Argentina S.A. and Enel Green Power Panamá S.R.L.) (“EGP Central and South America”). In turn, each country holding company owns interests in the operating companies set forth in the table under the heading “Portfolio Companies by Country” in Annex I to this Appendix A. Subject to the satisfaction of the conditions to the Chilean Merger described under the heading “Chilean Merger” in the accompanying Information Statement, Enel Rinnovabili will be merged with and into EGP Américas in the Chilean Merger, and EGP Américas will succeed to all of Enel Rinnovabili’s interests in EGP Central and South America.

The information in this Appendix A has been provided to Enel Américas S.A. (“Enel Américas”) by or on behalf of Enel S.p.A. and EGP or otherwise obtained from publicly available sources.

Holding Companies
Name	Country	Ownership
Enel Green Power Argentina S.A.	Argentina	100%(1)
Enel Green Power Brasil Participações Ltda.	Brazil	100%
Enel Green Power Colombia SAS ESP	Colombia	100%
Enel Green Power Costa Rica S.A.	Costa Rica	100%(2)
Enel Green Power Guatemala, S.A.	Guatemala	100%
Enel Green Power Panamá, S.R.L.	Panama	100%(3)
Enel Green Power Perú S.A.C.	Peru	100%
Energía y Servicios South America S.p.A.		100%

____________

(1)	0.76% of Enel Green Power Argentina S.A. will be owned indirectly through Energía y Servicios South America S.p.A.
(2)	100.00% of Enel Green Power Costa Rica S.A. will be owned indirectly through Energía y Servicios South America S.p.A.
(3)	0.03% of Enel Green Power Panamá S.R.L. will be owned indirectly through Energía y Servicios South America S.p.A.

A. Business Overview

EGP Central and South America is engaged in the electricity generation business with operations in Argentina, Brazil, Colombia, Costa Rica, Guatemala, Panama, and Peru. As of September 30, 2020, EGP Central and South America owns and operates hydroelectric, solar, and wind generation units in Central and South America with an aggregate installed capacity of approximately 3.3 GW and has projects under construction with an additional expected aggregate installed capacity of 2.2 GW (1.7 GW from wind sources and 0.5 from solar sources).

In 2019, consolidated electricity production of EGP Central and South America was 9.0 TWh. It is common in the electricity industry to divide the business into hydropower/mini-hydropower, wind, solar, and other generation because each type of power source has significantly different variable costs. Of the total consolidated generation in 2019, 33% was from hydropower or mini-hydropower sources, 17% was from solar sources, and 49% was from wind sources.

The following tables summarize the operational data relating to the installed capacity and average annual electricity generation as of September 30, 2020:

Brazil
Installed capacity (MW)(1)	2,312
Average annual electricity generation (GWh)(2)	10,041
Colombia
Installed capacity (MW)(1)	86
Average annual electricity generation (GWh)	146
Costa Rica
Installed capacity (MW)(1)	81
Average annual electricity generation (GWh)	342
Guatemala
Installed capacity (MW)(1)	164
Average annual electricity generation (GWh)	669
Panama
Installed capacity (MW)(1)	362
Average annual electricity generation (GWh)	1,688
Peru
Installed capacity (MW)(1)	312
Average annual electricity generation (GWh)	1,005
Total
Installed capacity (MW)(1)	3,317
Average annual electricity generation (GWh)	13,891

(1)	Total installed capacity is the maximum capacity (MW) under specific technical conditions and characteristics. In most cases, installed capacity is confirmed by satisfaction guarantee tests performed by equipment suppliers. According to criteria defined by governmental authorities and relevant contracts, figures may differ from installed capacity declared to governmental authorities and customers in each country.

(2)	Includes generation of São Gonçalo I and II and Lagoa dos Ventos, which commenced operations in 2020.

Operations

Operations in Brazil

EGP Central and South America engages in electricity generation in Brazil through the generation facilities set forth in the table below, with a total aggregate net installed capacity of 2,312 MW as of September 30, 2020, of which 234 MW was hydropower generation, 1,101 MW was wind generation and 977 MW was solar generation.

The following table sets forth installed capacity and annual electricity generation by generation type and subsidiary in Brazil:

Installed Capacity and Electricity Generation by Facility in Brazil

	Installed Capacity	Annual Electricity Generation
	(MW)	(GWh)
Hydro
Alvorada (Bagagem, Lajeado, Lajes, Taguatinga, Ponte Alta do Bom Jesus)	7	31
Apiacás (Casca II, Casca III)	16	68
Isamu Ikeda 1 and 2	29	111
Mourão	8	48
Paranapanema	31	211
Primavera Hydro (Culuene, Alto Araguaia 1 and 2, Alto Paraguai, Braço Norte, Primavera, Poxoréo, Torixoréo)	20	117
Quatiara (Laranja Doce, Pari Veado, Quatiara)	5	28
Salto Apiacás (Cabeça de Boi, Fazenda, Salto Apiacás)	103	469
Socibe (Agrotrafo)	14	95
Total Hydro	234	1,178

	Installed Capacity	Annual Electricity Generation
Solar
Fontes Solar	11	17
Horizonte MP	103	219
Ituverava	254	536
São Gonçalo I	476	1,252
São Gonçalo II	133	371
Total Solar	977	2,395
Wind
Cristal (Cristal, Primavera and São Judas)	90	398
Curva dos Ventos (Emiliana and Joana)	56	235
Delfina	180	878
Delfina VIII	29	161
Fontes dos Vientos 1, 2 and 3	80	391
Lagoa dos Ventos (Partial)*	320	2,759
Modelo I and II	56	250
Morro de Chapeu I	172	857
Serra Azul (Damascena, Dois Riachos, Leilao 2013 Esperanca, Leilao 2013 Maniçoba)	118	539
Total Wind	1,101	6,468
Total Brazil	2,312	10,041

_____________

*	Annual generation and operational data for Lagoa dos Ventos takes total plant capacity into consideration (596 MW).

Operations in Colombia

EGP Central and South America engages in electricity generation in Colombia through the generation facility set forth in the table below, with a total aggregate net installed capacity of 86 MW as of September 30, 2020, all of which was solar generation.

The following table sets forth installed capacity and annual electricity generation by generation type and subsidiary in Colombia:

Installed Capacity and Electricity Generation by Facility in Colombia

	Installed Capacity	Annual Electricity Generation
	(MW)	(GWh)
Solar
El Paso	86	146
Total Colombia	86	146

Operations in Costa Rica

EGP Central and South America engages in electricity generation in Costa Rica through the generation facilities set forth in the table below, with a total aggregate net installed capacity of 81 MW as of September 30, 2020, all of which was hydropower generation.

The following table sets forth installed capacity and annual electricity generation by generation type and subsidiary in Costa Rica:

Installed Capacity and Electricity Generation by Facility in Costa Rica

	Installed Capacity	Annual Electricity Generation
	(MW)	(GWh)
Hydro
PH Chucas	50	212
PH Don Pedro	14	62
PH Río Volcán	17	68
Total Costa Rica	81	342

Operations in Guatemala

EGP Central and South America engages in electricity generation in Guatemala through the generation facilities set forth in the table below, with a total aggregate net installed capacity of 164 MW as of September 30, 2020, all of which was hydropower generation.

The following table sets forth installed capacity and annual electricity generation by generation type and subsidiary in Guatemala:

Installed Capacity and Electricity Generation by Facility in Guatemala

	Installed Capacity	Annual Electricity Generation
	(MW)	(GWh)
Hydro
Generadora de Occidente (El Canadá)	47	198
Tecnoguat (Matanzas/San Isidro)	16	67
Montecristo	13	54
Palo Viejo	87	350
Total Guatemala	164	669

Operations in Panama

EGP Central and South America engages in electricity generation in Panama through the generation facilities set forth in the table below, with a total aggregate net installed capacity of 362 MW as of September 30, 2020, of which 300 MW was hydropower generation, and 62 MW was solar generation.

The following table sets forth installed capacity and annual electricity generation by generation type and subsidiary in Panama:

Installed Capacity and Electricity Generation by Facility in Panama

	Installed Capacity	Annual Electricity Generation
	(MW)	(GWh)
Hydro
Fortuna	300	1,599
Solar
Estrella Solar	7.7	9.6
Milton Solar	10.3	15.5
Chiriquí	12.3	16.5
Sol Real	10.8	16.5
Solar Caldera	4.9	7.5
Solar David	7.6	11.5
Vista Alegre	8.2	12.3
Total Solar	62	89
Total Panama	362	1,688

Operations in Peru

EGP Central and South America engages in electricity generation in Peru through the generation facilities set forth in the table below, with a total aggregate net installed capacity of 312 MW as of September 30, 2020, of which 180 MW was solar generation, and 132 MW was wind generation.

The following table sets forth installed capacity and annual electricity generation by generation type and subsidiary in Peru:

Installed Capacity and Electricity Generation by Facility in Peru

	Installed Capacity	Annual Electricity Generation
	(MW)	(GWh)
Solar
Rubi	180	423
Wind
Wayra	132	582
Total Peru	312	1,005

Operations in Argentina

Currently, EGP Central and South America does not have any operational electricity generation facilities in Argentina. Although EGP Central and South America will include the Enel Green Power Argentina S.A. country holding company and the Parque Solar Caucheri IV S.A. subsidiary, it will not include the Parque Eólico La Pampa project, which is not being developed and which will be retained by Enel Green Power.

Capital Investments and Capital Expenditures

Enel and EGP have advised Enel Américas as follows:

EGP Central and South America coordinates its overall financing strategy, including the terms and conditions of loans and intercompany advances entered into by its subsidiaries to optimize debt and liquidity management. Generally, its operating subsidiaries independently plan capital expenditures financed by internally generated funds or direct financings. Although EGP Central and South America has considered how these investments will be financed as part of its budget process, it has not committed to any particular financing structure, and investments will depend on the prevailing market conditions when the cash flows are needed.

EGP Central and South America’s investment plan is flexible enough to adapt to changing circumstances by giving different priorities to each project in accordance with profitability and strategic fit. Investment priorities are currently focused on developing additional renewable energy capacity to guarantee adequate levels of reliable supply while maintaining a high standard of operational efficiency and remaining focused on the environment.

For the 2020-2024 period, EGP Central and South America expects to make capital expenditures of approximately US$3,684 million (converted from local currencies to U.S. dollars) related to investments currently in progress, maintenance of existing generation plants, and studies required to develop other potential generation projects. For further detail regarding the investments currently in progress, please see “C. Property, Plant and Equipment- Project Investments — Project Investments.”

A portion of its capital expenditures is reserved for maintenance and the assurance of quality and operational standards of its facilities. Projects under development will be financed with resources provided by external financing, as well as internally generated funds.

B. Organization

Principal Subsidiaries

EGP Central and South America is part of an electricity group controlled by Enel, its Italian ultimate parent company and controlling shareholder of Enel Green Power S.p.A. Following the spin-off of EGP Central and South America as Enel Rinnovabili, Enel will be the sole shareholder of Enel Rinnovabili. Enel is an energy company with multinational operations in the power and gas markets, focusing primarily on Europe and Latin America. Enel operates in 32 countries across five continents, produces energy through a managed installed capacity of more than 88 GW, which includes 46 GW of renewable sources, and distributes electricity and gas through a network covering 2.2 million kilometers. With almost 70 million users worldwide, Enel has the most extensive customer base among European competitors and figures among Europe’s leading power companies in terms of installed capacity. Enel shares trade on the Milan Stock Exchange.

In the case of subsidiaries, the economic interest held by EGP Central and South America is calculated by multiplying its percentage of economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of such ultimate subsidiary.

Principal Subsidiaries	% Economic Ownership of Each Main Subsidiary	Total Assets at 12/31/19	Total Equity at 12/31/19
	(%)	(ThUS$)	(ThUS$)
Brazil
Enel Green Power Brasil Participações Ltda and Subsidiaries.	100	3,556,688	1,923,997

Colombia
Enel Green Power Colombia SAS ESP	100	90,346	75,214
El Paso Solar SAS ESP	100	89,507	(1,692)

Costa Rica
Enel Green Power Costa Rica S.A.	100(1)	147,133	143,750
PH Chucas S.A.	65(2)	286,333	120,396

Guatemala
Enel Green Power Guatemala, S.A.	100	2,975	(1,372)
Renovables de Guatemala S.A.	100(3)	349,114	346,396
Transmisora de Energía Renovable S.A.	100	34,874	34,459
Generadora de Occidente Ltda.	100(4)	78,484	74,066
Generadora Montecristo S.A.	100(5)	76,855	21,538

Panama
Enel Green Power Panamá, S.R.L.	100(6)	224,452	164,790
Enel Fortuna S.A.	50.1(7)	530,679	485,048
Enel Solar, S.R.L.	100(8)	85,987	12,524
Generadora Solar Tolé, S.R.L.	100(9)	13,545	(91)

Peru
Enel Green Power Perú S.A.C.	100	469,434	96,308

Argentina
Enel Green Power Argentina S.A.	100(10)	6,441	(642)

(1)	100.00% of Enel Green Power Costa Rica S.A. is owned indirectly through Energía y Servicios South America S.p.A.

(2)	40.31% of PH Chucas S.A. is owned indirectly through Enel Green Power Costa Rica S.A., and 24.69% is owned indirectly through Energía y Servicios South America S.p.A.

(3)	99.99% of Renovables de Guatemala S.A. is owned directly by Enel Green Power S.p.A. and will be owned by Enel Rinnovabili after the spin-off, and 0.01% is owned indirectly through Enel Green Power Guatemala S.A.

(4)	99% of Generadora de Occidente Ltda. is owned directly by Enel Green Power S.p.A. and will be owned by Enel Rinnovabili after the spin-off, and 1% is owned indirectly through Enel Green Power Guatemala S.A.

(5)	99.99% of Generadora Montecristo, S.A. is owned directly by Enel Green Power S.p.A. and will be owned by Enel Rinnovabili after the spin-off, and 0.01% is owned indirectly through Enel Green Power Guatemala S.A.

(6)	0.03% of Enel Green Power Panamá S.R.L. is owned indirectly through Energía y Servicios South America S.p.A.

(7)	The Government of Panama owns the remaining 49.9% of Enel Fortuna S.A.

(8)	0.99% of Enel Solar, S.R.L. is owned indirectly through Energía y Servicios South America S.p.A.

(9)	0.99% of Generadora Solar Tolé S.R.L. is owned indirectly through Energía y Servicios South America S.p.A.

(10)	0.76% of Enel Green Power Argentina S.A. is owned indirectly through Energía y Servicios South America S.p.A.

Brazil

Enel Green Power Brasil Participações Ltda.

Enel Green Power Brasil Participações Ltda. is a holding company that holds the ownership interests in the generation companies that EGP Central and South America currently owns in Brazil.

Colombia

Enel Green Power Colombia SAS ESP

Enel Green Power Colombia SAS ESP is a holding company that holds the ownership interests in the generation companies that EGP Central and South America currently owns in Colombia.

El Paso Solar SAS ESP

El Paso Solar SAS ESP is a generation company that owns the El Paso photovoltaic facility in the Cesar Department of northern Colombia with a total installed capacity of 86 MW.

Costa Rica

Enel Green Power Costa Rica S.A.

Enel Green Power Costa Rica S.A. is a holding company that holds the ownership interests in the generation companies that EGP Central and South America currently owns in Costa Rica.

PH Chucas S.A.

PH Chucas S.A. is a generation company that owns the Chucas hydropower plant in Costa Rica with a total installed capacity of 50 MW.

Guatemala

Enel Green Power Guatemala, S.A.

Enel Green Power Guatemala, S.A. is a holding company that holds the ownership interests in the generation companies that EGP Central and South America currently owns in Guatemala.

Renovables de Guatemala S.A.

Renovables de Guatemala S.A. is a generation company that owns the Palo Viejo hydropower plant in Guatemala with a total installed capacity of 87.2 MW.

Transmisora de Energía Renovable S.A.

Transmisora de Energía Renovable S.A. is a transmission company that owns the 230 kV 32 km transmission line in Guatemala, which connects the Palo Viejo hydropower plant with the National Interconnected System (SIN).

Generadora de Occidente Ltda.

Generadora de Occidente Ltda. is a generation company that owns the El Canadá hydropower plant in Guatemala with a total installed capacity of 47.4 MW.

Generadora Montecristo S.A.

Generadora Montecristo S.A. is a generation company that owns the Montecristo hydropower plant in Guatemala with a total installed capacity of 13.4 MW.

Panama

Enel Green Power Panamá, S.R.L.

Enel Green Power Panamá, S.R.L. is a holding company that holds the ownership interests in the generation companies that EGP Central and South America currently owns in Panama.

Enel Fortuna S.A.

Enel Fortuna S.A. is a generation company that owns the Fortuna hydropower plant in Panama with a total installed capacity of 300 MW. Enel Green Power Panamá, S.R.L. holds a 50.06% interest in Enel Fortuna S.A., and the Government of Panama holds the remaining 49.94% interest.

Enel Solar, S.R.L.

Enel Solar, S.R.L is a generation company that owns the Estrella Solar, Milton Solar, Chiriquí, Sol Real, Solar Caldera, Solar David, and Vista Alegre solar facilities in Panama with a total aggregate installed capacity of 62 MW.

Generadora Solar Tolé, S.R.L.

Generadora Solar Tolé, S.R.L is a project company that owns the Jagüito solar project under construction in Panama. It consists of a 13 MW solar power plant with an expected total installed capacity of 13 MW.

Peru

Enel Green Power Perú S.A.C.

Enel Green Power Perú S.A.C. is a holding company that holds the ownership interests in the generation companies that EGP Central and South America currently owns in Peru.

Argentina

Enel Green Power Argentina S.A.

Enel Green Power Argentina S.A. is a holding company that holds the ownership interests in the generation company that EGP Central and South America currently owns in Argentina.

Energía y Servicios South America S.p.A.

Energía y Servicios South America S.p.A. is a Chilean holding company that holds minority ownership interests in Enel Green Power Argentina S.A. and Enel Green Power Panamá, S.R.L., the holding companies of the generation companies in Argentina and Panama, respectively, and a 100% ownership interest in Enel Green Power Costa Rica S.A., the Costa Rican holding company for the generation companies in Costa Rica.

C. Property, Plants, and Equipment.

EGP Central and South America owns electricity generation power plants in Brazil, Colombia, Costa Rica, Guatemala, Panama, and Peru through its subsidiaries. A substantial portion of its cash flow and net income is derived from the sale of electricity produced by its electricity generation facilities.

For further information on the power plants that EGP Central and South America owns, by country and their basic characteristics, see the tables in “A. Business Overview — Operations.”

Project Investments

Enel and EGP have advised Enel Américas as follows:

EGP Central and South America continuously analyzes different growth opportunities in the countries in which it operates in Central and South America. EGP Central and South America studies and assesses its project portfolio and seeks new opportunities, either by building new greenfield projects or by modernizing existing brownfield assets and improving (operationally and environmentally) the performance of such assets. Each project’s expected start-up is assessed and defined based on commercial opportunities and financing capacity to fund these projects.

EGP Central and South America will invest approximately US$3,684 million (converted from local currencies to U.S. dollars) from 2020 to 2024 in the development of new generation capacity. The most significant projects under construction in 2020 are detailed below. They are expected to result in 2,169 additional MW of installed capacity, with an additional approximately 2,355 MW of installed capacity in a ready-to-build advanced stage of development targeted for completion by 2024.

The following tables identify the principal projects under construction by country, project, and their basic characteristics:

Country/Project Name	Technology	Installed Capacity(1) September 30, 2020	Expected Completion Date
		(MW)
Brazil
Lagoa dos Ventos I Phase 2	Wind	276	Dec. 2020
Lagoa dos Ventos II Extension	Wind	121	Dec. 2020
Morro de Chapeau II	Wind	353	Sept. 2021
Cumaru	Wind	206	Oct. 2021
Fonte dos Ventos II	Wind	99	Oct. 2021
Lagoa dos Ventos III	Wind	396	Jul. 2022
São Gonçalo III	Solar	256	Aug. 2021
Total Capacity in Brazil		1,707

Colombia
La Loma	Solar	187	Feb. 2022
Windpeshi	Wind	205	Mar. 2022
Total Capacity in Colombia		392

Panama
Esperanza	Solar	26	Jun. 2021
Jagüito	Solar	13	May 2021
Madre Vieja	Solar	31	Dec. 2021
Total Capacity in Panama		70

Consolidated Additional Capacity		2,169

(1)	The installed capacity corresponds to the gross installed capacity, without considering the MW that each power plant consumes for its own operation.

The following table identifies the principal projects in a ready-to-build advanced stage of development by country and technology:

Country	Technology	Installed Capacity(1)
		(MW)
Brazil	Solar	760
Brazil	Wind	1,053
Total Brazil		1,813

Colombia	Solar	542
Total Colombia		542
Total		2,355

(1)	The installed capacity corresponds to the gross installed capacity, without considering the MW that each power plant consumes for its own operation.

EGP Central and South America has a gross pipeline of projects with approximately 22.1 GW of expected installed capacity in various development stages. Over 75% are located in Brazil, and almost 60% are solar projects. The following table summarizes EGP Central and South America’s long-term pipeline by country and technology:

Country	Technology	Installed Capacity(1)
		(MW)
Brazil	Solar	10,532
Brazil	Wind	6,116
Brazil	Hydro	51
Total Brazil		16,699

Colombia	Solar	1,226
Colombia	Wind	1,500
Total Colombia		2,726

Panama	Solar	56
Panama	Wind	170
Panama	Hydro	22
Total Panama		248

Peru	Solar	1,117
Peru	Wind	1,344
Total Peru		2,461
Total		22,134

(1)	The installed capacity corresponds to the gross installed capacity, without considering the MW that each power plant consumes for its own operation.

Annex I

Portfolio Companies by Country

Country	Name
Argentina	1.	Parque Solar Cauchari IV S.A.

Brazil	1.	Alba Energia Ltda
Brazil	2.	Alvorada Energia S.A.
Brazil	3.	Apiacás Energia S.A.
Brazil	4.	Bondia Energia Ltda
Brazil	5.	Central Geradora Fotovoltaica Bom Nome Ltda
Brazil	6.	Enel Green Power Aroeira 01 S.A.
Brazil	7.	Enel Green Power Aroeira 02 S.A.
Brazil	8.	Enel Green Power Aroeira 05 S.A.
Brazil	9.	Enel Green Power Aroeira 06 S.A.
Brazil	10.	Enel Green Power Aroeira 07 S.A.
Brazil	11.	Enel Green Power Boa Vista Eólica S.A.
Brazil	12.	Enel Green Power Brejolândia Solar S.A.
Brazil	13.	Enel Green Power Cabeça de Boi S.A.
Brazil	14.	Enel Green Power Cerrado Solar S.A.
Brazil	15.	Enel Green Power Cristal Eólica S.A
Brazil	16.	Enel Green Power Cumaru 01 S.A.
Brazil	17.	Enel Green Power Cumaru 02 S.A
Brazil	18.	Enel Green Power Cumaru 03 S.A
Brazil	19.	Enel Green Power Cumaru 04 S.A
Brazil	20.	Enel Green Power Cumaru 05 S.A.
Brazil	21.	Enel Green Power Cumaru Participações S.A
Brazil	22.	Enel Green Power Cumaru Solar 01 S.A.
Brazil	23.	Enel Green Power Cumaru Solar 02 S.A.
Brazil	24.	Enel Green Power Damascena Eólica S.A.
Brazil	25.	Enel Green Power Delfina A Eólica S.A.
Brazil	26.	Enel Green Power Delfina B Eólica S.A.
Brazil	27.	Enel Green Power Delfina C Eólica S.A.
Brazil	28.	Enel Green Power Delfina D Eólica S.A.
Brazil	29.	Enel Green Power Delfina E Eólica S.A.
Brazil	30.	Enel Green Power Desenvolvimento Ltda
Brazil	31.	Enel Green Power Dois Riachos Eólica S.A.
Brazil	32.	Enel Green Power Emiliana Eólica S.A.
Brazil	33.	Enel Green Power Esperança Eólica S.A.
Brazil	34.	Enel Green Power Esperança Solar S.A.
Brazil	35.	Enel Green Power Fazenda S.A.
Brazil	36.	Enel Green Power Fontes dos Ventos 02 S.A.
Brazil	37.	Enel Green Power Fontes dos Ventos 03 S.A.
Brazil	38.	Enel Green Power Fontes Solar S.A.
Brazil	39.	Enel Green Power Horizonte MP Solar S.A.
Brazil	40.	Enel Green Power Ituverava Norte Solar S.A.
Brazil	41.	Enel Green Power Ituverava Solar S.A.
Brazil	42.	Enel Green Power Ituverava Sul Solar S.A.
Brazil	43.	Enel Green Power Joana Eólica S.A.
Brazil	44.	Enel Green Power Lagoa do Sol 09
Brazil	45.	Enel Green Power Lagoa do Sol 1 S.A.
Brazil	46.	Enel Green Power Lagoa do Sol 2 S.A.

A-I-1

Brazil	47.	Enel Green Power Lagoa do Sol 3 S.A.
Brazil	48.	Enel Green Power Lagoa do Sol 4 S.A.
Brazil	49.	Enel Green Power Lagoa do Sol 5 S.A.
Brazil	50.	Enel Green Power Lagoa do Sol 6 S.A.
Brazil	51.	Enel Green Power Lagoa do Sol 7 S.A.
Brazil	52.	Enel Green Power Lagoa do Sol 8 S.A.
Brazil	53.	Enel Green Power Maniçoba Eólica S.A.
Brazil	54.	Enel Green Power Modelo Eólica I S.A.
Brazil	55.	Enel Green Power Modelo Eólica II S.A.
Brazil	56.	Enel Green Power Morro do Chapéu Eólica I S.A.
Brazil	57.	Enel Green Power Morro do Chapéu Eólica II S.A.
Brazil	58.	Enel Green Power Mourão S.A.
Brazil	59.	Enel Green Power Paranapanema S.A.
Brazil	60.	Enel Green Power Pau Ferro Eólica S.A.
Brazil	61.	Enel Green Power Pedra do Gerônimo Eólica S.A.
Brazil	62.	Enel Green Power Primavera Eólica S.A.
Brazil	63.	Enel Green Power Salto Apiacás S.A.
Brazil	64.	Enel Green Power São Abraão Eólica S.A.
Brazil	65.	Enel Green Power São Gonçalo 1 S.A.
Brazil	66.	Enel Green Power São Gonçalo 10 S.A.
Brazil	67.	Enel Green Power São Gonçalo 11 S.A
Brazil	68.	Enel Green Power São Gonçalo 12 S.A
Brazil	69.	Enel Green Power São Gonçalo 14 S.A
Brazil	70.	Enel Green Power São Gonçalo 15 S.A
Brazil	71.	Enel Green Power São Gonçalo 17 S.A.
Brazil	72.	Enel Green Power São Gonçalo 18 S.A.
Brazil	73.	Enel Green Power São Gonçalo 19 S.A.
Brazil	74.	Enel Green Power São Gonçalo 2 S.A.
Brazil	75.	Enel Green Power São Gonçalo 21 S.A.
Brazil	76.	Enel Green Power São Gonçalo 22 S.A.
Brazil	77.	Enel Green Power São Gonçalo 3 S.A.
Brazil	78.	Enel Green Power São Gonçalo 4 S.A.
Brazil	79.	Enel Green Power São Gonçalo 5 S.A.
Brazil	80.	Enel Green Power São Gonçalo 6 S.A.
Brazil	81.	Enel Green Power São Gonçalo 7 S.A.
Brazil	82.	Enel Green Power São Gonçalo 8 S.A.
Brazil	83.	Enel Green Power São Judas Eólica S.A.
Brazil	84.	Enel Green Power São Micael 01
Brazil	85.	Enel Green Power São Micael 02
Brazil	86.	Enel Green Power São Micael 03
Brazil	87.	Enel Green Power São Micael 04
Brazil	88.	Enel Green Power São Micael 05
Brazil	89.	Enel Green Power Tacaicó Eólica S.A.
Brazil	90.	Enel Green Power Ventos de Santa Ângela 1 S.A.
Brazil	91.	Enel Green Power Ventos de Santa Ângela 2 S.A.
Brazil	92.	Enel Green Power Ventos de Santa Ângela 3 S.A.
Brazil	93.	Enel Green Power Ventos de Santa Ângela 4 S.A.
Brazil	94.	Enel Green Power Ventos de Santa Ângela 5 S.A.
Brazil	95.	Enel Green Power Ventos de Santa Ângela 6 S.A
Brazil	96.	Enel Green Power Ventos de Santa Ângela 7 S.A
Brazil	97.	Enel Green Power Ventos de Santa Ângela 8 S.A

A-I-2

Brazil	98.	Enel Green Power Ventos de Santa Ângela 9 S.A
Brazil	99.	Enel Green Power Ventos de Santa Ângela 10 S.A
Brazil	100.	Enel Green Power Ventos de Santa Ângela 11 S.A
Brazil	101.	Enel Green Power Ventos de Santa Ângela 14 S.A
Brazil	102.	Enel Green Power Ventos de Santa Ângela 15 S.A
Brazil	103.	Enel Green Power Ventos de Santa Ângela 17 S.A
Brazil	104.	Enel Green Power Ventos de Santa Ângela 19 S.A
Brazil	105.	Enel Green Power Ventos de Santa Ângela 20 S.A
Brazil	106.	Enel Green Power Ventos de Santa Ângela 21 S.A
Brazil	107.	Enel Green Power Ventos de Santa Angela ACL 12 S.A
Brazil	108.	Enel Green Power Ventos de Santa Angela ACL 13 S.A
Brazil	109.	Enel Green Power Ventos de Santa Angela ACL 16 S.A
Brazil	110.	Enel Green Power Ventos de Santa Angela ACL 18 S.A
Brazil	111.	Enel Green Power Ventos de Santa Esperança 03 S.A
Brazil	112.	Enel Green Power Ventos de Santa Esperança 07 S.A.
Brazil	113.	Enel Green Power Ventos de Santa Esperança 08 S.A.
Brazil	114.	Enel Green Power Ventos de Santa Esperança 1 S.A.
Brazil	115.	Enel Green Power Ventos de Santa Esperança 13 S.A.
Brazil	116.	Enel Green Power Ventos de Santa Esperança 15 S.A.
Brazil	117.	Enel Green Power Ventos de Santa Esperança 16 S.A.
Brazil	118.	Enel Green Power Ventos de Santa Esperança 17 S.A.
Brazil	119.	Enel Green Power Ventos de Santa Esperança 21 S.A.
Brazil	120.	Enel Green Power Ventos de Santa Esperança 22 S.A.
Brazil	121.	Enel Green Power Ventos de Santa Esperança 25 S.A.
Brazil	122.	Enel Green Power Ventos de Santa Esperança 26 S.A.
Brazil	123.	Enel Green Power Ventos de Santo Orestes 1 S.A.
Brazil	124.	Enel Green Power Ventos de Santo Orestes 2 S.A.
Brazil	125.	Enel Green Power Ventos de São Roque 01 S.A.
Brazil	126.	Enel Green Power Ventos de São Roque 02 S.A.
Brazil	127.	Enel Green Power Ventos de São Roque 03 S.A.
Brazil	128.	Enel Green Power Ventos de São Roque 04 S.A.
Brazil	129.	Enel Green Power Ventos de São Roque 05 S.A.
Brazil	130.	Enel Green Power Ventos de São Roque 06 S.A.
Brazil	131.	Enel Green Power Ventos de São Roque 07 S.A.
Brazil	132.	Enel Green Power Ventos de São Roque 08 S.A.
Brazil	133.	Enel Green Power Ventos de São Roque 11 S.A.
Brazil	134.	Enel Green Power Ventos de São Roque 13 S.A.
Brazil	135.	Enel Green Power Ventos de São Roque 16 S.A.
Brazil	136.	Enel Green Power Ventos de São Roque 17 S.A.
Brazil	137.	Enel Green Power Ventos de São Roque 18 S.A.
Brazil	138.	Enel Green Power Ventos de São Roque 19 S.A.
Brazil	139.	Enel Green Power Ventos de São Roque 22 S.A.
Brazil	140.	Enel Green Power Ventos de São Roque 26 S.A.
Brazil	141.	Enel Green Power Ventos de São Roque 29 S.A.
Brazil	142.	Enel Green Power Zeus II - Delfina VIII S.A.
Brazil	143.	Enel Green Power Zeus Sul 1 Ltda.
Brazil	144.	Enel Green Power Zeus Sul 2 S.A.
Brazil	145.	Enel Green Power Fontes II Participações S.A.
Brazil	146.	Enel Green Power Lagoa II Participações S.A.
Brazil	147.	Enel Green Power Lagoa III Participações S.A.
Brazil	148.	Enel Green Power Lagoa Participações S.A.

A-I-3

Brazil	149.	Enel Green Power São Gonçalo III Participações S.A.
Brazil	150.	Enel Green Power São Gonçalo Participações S.A.
Brazil	151.	Enel Green Power Ventos de Santa Esperança Participações S.A.
Brazil	152.	Enel Soluções Energéticas Ltda.
Brazil	153.	EnelPower Ltda.
Brazil	154.	Fótons de Santo Anchieta Energias Renováveis S.A.
Brazil	155.	Isamu Ikeda
Brazil	156.	Jade Enertgia Ltda.
Brazil	157.	Parque Eólico Palmas dos Ventos Ltda.
Brazil	158.	Enel Green Power Boa Vista 01 Ltda.
Brazil	159.	Primavera Energia S.A.
Brazil	160.	Quatiara Energia S.A.
Brazil	161.	Socibe Energia S.A.
Brazil	162.	Ventos de Santa Angela Energias Renováveis S.A.
Brazil	163.	Ventos de Santa Esperança Energias Renováveis S.A.
Brazil	164.	Ventos de Santo Orestes Energias Renováveis S.A.
Brazil	165.	Ventos de São Roque Energias Renováveis S.A.
Brazil	166.	Enel Green Power Aroeira 03 S.A.
Brazil	167.	Enel Green Power Aroeira 04 S.A.
Brazil	168.	Enel Green Power Aroeira 08 S.A.

Costa Rica	1.	PH Chucas S.A.
Costa Rica	2.	PH Guacino S.A.
Costa Rica	3.	Globyte S.A.
Costa Rica	4.	PH Río Volcán, S.A.
Costa Rica	5.	PH Don Pedro, S.A.
Costa Rica	6.	Energía Global Operaciones S.R.L.

Guatemala	1.	Renovables de Guatemala S.A.
Guatemala	2.	Generadora de Occidente Ltda.
Guatemala	3.	Transmisora de Energía Renovable S.A.
Guatemala	4.	Generadora Montecristo S.A.
Guatemala	5.	Tecnoguat S.A.

Panama	1.	Enel Fortuna, S.A.
Panama	2.	Generadora Eólica Alto Pacora S.R.L.
Panama	3.	Llano Sánchez Solar Power One S.R.L.
Panama	4.	Enel Solar, S.R.L.
Panama	5.	Generadora Solar Tole S.R.L.
Panama	6.	Jagüito Solar 10 MW, S.A.
Panama	7.	Progreso Solar 20 MW, S.A.

Peru	1.	Energética Monzón S.A.C.
Peru	2.	Empresa de Generación Eléctrica Marcona S.A.C.
Peru	3.	Empresa de Generación Eléctrica Los Pinos S.A.C.

A-I-4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By:	/s/ Aurelio R. Bustilho de Oliveira
	Name:	Aurelio R. Bustilho de Oliveira
	Title:	CFO

Date: November 18, 2020